UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 17, 2019

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: September 17, 2019	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary

BHP
BHP Group Plc Notice of Meeting 2019
This document is important and requires your immediate attention. Please read it straight away. If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should immediately consult your stockbroker, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000. If you have sold or transferred all your shares in BHP Group Plc, please send this document, together with accompanying documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

BHP
Our Charter
We are BHP, a leading global resources company.
Our Purpose Our Values To bring people and resources Sustainability together to build a better world. Putting health and safety first, being environmentally responsible and supporting our communities. Our Strategy Our strategy is to have the best Integrity capabilities, best commodities Doing what is right and doing what we say we will do. and best assets, to create long-term value and high returns. Respect Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial. Performance Achieving superior business results by stretching our capabilities. Simplicity Focusing our efforts on the things that matter most. Accountability Defining and accepting responsibility and delivering on our commitments. We are successful when: Our people start each day with a sense of purpose and end the day with a sense of accomplishment. Our teams are inclusive and diverse. Our communities, customers and suppliers value their relationships with us. Our asset portfolio is world-class and sustainably developed. Our operational discipline and financial strength enables our future growth. Our shareholders receive a superior return on their investment. Andrew Mackenzie Chief Executive Officer May 2019 BHP Group Plc Notice of Meeting 2019 1

Invitation from the Chairman
5 September 2019 Dear Shareholder, I am pleased to invite you to the 2019 Annual General Meeting (AGM) of BHP Group Plc. The meeting will be held on Thursday 17 October 2019 at the QEII Centre in London, starting at 11am. The AGM is an important part of BHP’s overall approach to governance. The AGM gives you the opportunity to speak with your Directors and senior management team, ask questions, and vote on the items of business which are explained in this Notice of Meeting. Board renewal and succession planning To ensure orderly succession and renewal, the Board adopts a structured and rigorous approach to Board succession planning. We consider Board size, tenure and the skills, experience and attributes required to effectively govern and manage risk within BHP. This process is continuous. As part of the continued Board renewal process, in March 2019 we announced that Ian Cockerill and Susan Kilsby would join the Board, effective 1 April. Mr Cockerill has extensive mining experience, including in chief executive, operational, strategic and technical roles. He was formerly the Chief Executive Officer of Anglo Coal and Gold Fields Limited, and a senior executive with AngloGold Ashanti and Anglo American Group. Mr Cockerill also has considerable public company board experience. Ms Kilsby has extensive experience in finance and strategy, having held several roles in global investment banking including as a Senior Advisor, and Chairman of EMEA Mergers and Acquisitions at Credit Suisse. Ms Kilsby brings to the BHP Board her non-executive experience across multiple industries. 2 BHP Group Plc Notice of Meeting 2019

Carolyn Hewson, a Board member for over nine years, will be retiring from the Board, as planned, at this year’s AGM. On behalf of her colleagues on the Board, and the many employees she has closely interacted with over this term, I thank Carolyn for her counsel on the Board and as Chairman of the Remuneration Committee. Carolyn has made an outstanding contribution to BHP. We wish her all the very best for the future.
Together, your Directors contribute senior executive and non-executive experience; mining and oil and gas operating experience; knowledge of world capital markets; regulatory and government policy experience; an understanding of the health, safety, environmental and community challenges that we face; experience in successfully managing complex global businesses; and an understanding of the risk environment of the Group, including emerging risks and systemic risks, such as financial crises and climate change.
As you know, BHP’s policy is to give shareholders the opportunity to vote on the re-election of each Director each year. The performance of each Director standing for re-election has been assessed, and the Board has unanimously recommended each of those Directors for re-election.
Board recommendation
The Board considers that the resolutions for Items 1 to 20 are in the best interests of shareholders of BHP as a whole, and recommends that you vote in favour of Items 1 to 20.
Items 21 and 22 are not endorsed by the Board. The Board considers that the resolutions for Items that you 21 and vote 22 against are not Items in the 21 best and interests 22 of shareholders of BHP as a whole, and recommends .
Thank you for your continued support of BHP. I encourage you to join us at the AGM and I look forward to meeting as many shareholders as possible on the day.
Yours sincerely,
Ken MacKenzie
Chairman
BHP Group Plc Notice of Meeting 2019 3

Annual General Meeting agenda Thursday 17 October 2019 9.30am Registration opens Tea and coffee available 11.00am Annual General Meeting commences Welcome to shareholders – Chairman Review – Chief Executive Officer Consideration of items of business and questions Please join the Chairman, the Directors and senior management of BHP for refreshments after the Annual General Meeting. Please of the meeting, refer to pages including 50 to the 51 map, of this and Notice the transport of Meeting network for further options details . on the location Contents Annual General Meeting agenda 4 Notice of Annual General Meeting 5 Explanatory Notes 10 Voting and participating 44 Location of the Annual General Meeting 50 How to access information on BHP 52 Shareholder information 53 BHP Group Plc, registered in England and Wales, Number 3196209.Registered Office: Nova South, 160 Victoria Street, London, SW1E 5LB. In this Notice, BHP Group Plc refers to the company listed on the London Stock Exchange and BHP Group Limited refers to the company listed on the Australian Securities Exchange. The two entities, together with their respective subsidiaries, are operated pursuant to a Dual Listed Company structure as a combined group known as BHP or the Group, which has its headquarters in Australia. The Boards of BHP Group Plc and BHP Group Limited are identical and operate as one. In this Notice, the Board of BHP Group Plc and the Board of BHP Group Limited are referred to as the Board. BHP Group Plc, registered in England and Wales, Number 3196209. Registered Office: Nova South, 160 Victoria Street, London, SW1E 5LB. In to this the company Notice, BHP Group Plc listed on the Australian refers to the Securities company Exchange. listed on the The London two entities, Stock together Exchange with and their BHP Group respective Limited subsidiaries, refers are its headquarters operated pursuant in Australia. to a Dual Listed Company structure as a combined group known as BHP or the Group, which has The of BHP Boards Group of Plc BHP Group Plc and the Board and of BHP Group Limited BHP Group Limited are are identical referred and to as operate the Board. as one. In this Notice, the Board 4 BHP Group Plc Notice of Meeting 2019

Notice of Annual General Meeting Notice is given that the 2019 Annual General Meeting of shareholders of BHP Group Plc will be held at the QEII Centre, Broad Sanctuary, Westminster, London on Thursday 17 October 2019 at 11.00am (London time) for the purpose of transacting the following business: Items of business Items 1 to 4, 7 and 10 to 20 will be proposed as ordinary resolutions. Items 5, 6 and 21 will be proposed as special resolutions. Items 8 and 9 will be proposed as non-binding ordinary resolutions. Item 22 will be proposed as an ordinary resolution. However, Item 22 will be a valid resolution only if Item 21 is approved by the required majority – that is, the validity of Item 22 is conditional on Item 21 being passed. The Board recommends that you vote in favour of Items 1 to 20 and against Items 21 and 22. Item 1 Financial Statements and reports To receive the Financial Statements for BHP Group Plc and BHP Group Limited and the reports of the Directors and the Auditor for the year ended 30 June 2019. Item 2 Appointment of auditor of BHP Group Plc and BHP Group Limited To appoint Ernst & Young LLP as the auditor of BHP Group Plc and Ernst & Young as the auditor of BHP Group Limited. Item 3 Remuneration of auditor of BHP Group Plc To authorise the Risk and Audit Committee to agree the remuneration of Ernst & Young LLP as the auditor of BHP Group Plc. Item 4 General authority to issue shares in BHP Group Plc To authorise the Directors, pursuant to section 551 of the UK Companies Act 2006, to allot shares in BHP Group Plc or to grant rights to subscribe for shares or to convert any security into shares in BHP Group Plc (rights) for the period ending on the later of the conclusion of the Annual General Meeting of BHP Group Plc and the Annual General Meeting of BHP Group Limited in 2020 up to an aggregate nominal amount of US$105,603,590 (provided that this authority will allow BHP Group Plc, before the expiry of this authority, to make offers or agreements that would or might require shares to be allotted or rights to be granted after such expiry and, notwithstanding such expiry, the Directors may allot shares in pursuance of such offers or agreements). BHP Group Plc Notice of Meeting 2019 5 Meeting Annual General agenda Notice General of Meeting Annual Explanatory Notes Voting participating and General Location Meeting of the Annual on Accessing BHP information

Notice of Annual General Meeting continued Item 5 Issuing shares in BHP Group Plc for cash To authorise the Directors, pursuant to sections 570 and 573 of the UK Companies Act 2006, to allot equity securities (as defined in section 560 of the UK Companies Act 2006) for cash and/or to sell or transfer any equity securities that are held by BHP Group Plc as treasury shares pursuant to the authority given by Item 4 as if section 561 of the UK Companies Act 2006 did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities: (a) in connection with a rights issue or other issue the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to (i) holders of ordinary shares on the register on a record date fixed by the Directors in proportion (as nearly as may be practicable) to their respective holdings, and (ii) other persons so entitled by virtue of the rights attaching to any other equity securities held by them, but in both cases subject to such exclusions or other arrangements as the Directors may consider necessary or expedient to deal with treasury shares, fractional entitlements or securities represented by depositary receipts or having regard to any legal or practical problems under the laws of, or the requirements of any regulatory body or stock exchange in, any territory or otherwise howsoever; and (b) otherwise than pursuant to paragraph (a) above, up to an aggregate nominal amount of US$52,801,795, and will expire on the later of the conclusion of the Annual General Meeting of BHP Group Plc and the Annual General Meeting of BHP Group Limited in 2020 (provided that this authority will allow BHP Group Plc, before the expiry of this authority, to make offers or agreements that would or might require equity securities to be allotted after such expiry and, notwithstanding such expiry, the Directors may allot equity securities in pursuance of such offers or agreements). Item 6 Repurchase of shares in BHP Group Plc To generally and unconditionally authorise BHP Group Plc, in accordance with section 701 of the UK Companies Act 2006, to make market purchases (as defined in section 693 of that Act) of ordinary shares of US$0.50 nominal value each in the capital of BHP Group Plc (shares) on such terms and in such manner as the Directors may from time to time determine, provided that: (a) the maximum aggregate number of shares hereby authorised to be purchased will be 211,207,180, representing 10 per cent of BHP Group Plc’s issued share capital; (b) the minimum price that may be paid for each share is US$0.50, being the nominal value of such a share; (c) the maximum price that may be paid for any share is the higher of (i) five per cent above the average of the middle market quotations for a share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase of the shares, and (ii) the higher of the price of the last independent trade and the highest current independent bid for an ordinary share in BHP Group Plc on the trading venues where the market purchases by BHP Group Plc pursuant to the authority conferred by this Item 6 will be carried out; and (d) the authority conferred by this resolution will, unless renewed prior to such time, expire on the later of the conclusion of the Annual General Meeting of BHP Group Plc and the Annual General Meeting of BHP Group Limited in 2020 (provided that BHP Group Plc may enter into a contract or contracts for the purchase of shares before the expiry of this authority that would or might be completed wholly or partly after such expiry and may make a purchase of shares in pursuance of any such contract or contracts as if the authority conferred hereby had not expired). 6 BHP Group Plc Notice of Meeting 2019

Item 7 Approval of the Directors’ remuneration policy To approve the Directors’ remuneration policy set out in section 3.2 of the Annual Report. The material changes to the Directors’ remuneration policy are set out in the Explanatory Notes to this Notice of Meeting. Item 8 Approval of the Remuneration Report other than the part containing the Directors’ remuneration policy To approve the Remuneration Report for the year ended 30 June 2019 (other than the Directors’ remuneration policy report in section 3.2) as set out in section 3 of the Annual Report. Item 9 Approval of the Remuneration Report To approve the Remuneration Report for the year ended 30 June 2019 as set out in section 3 of the Annual Report. BHP will disregard any vote cast on Items 7, 8 and 9 by or on behalf of a member of BHP’s Key Management Personnel (KMP) named in the Remuneration Report for the year ended 30 June 2019 and their closely related parties (regardless of the capacity in which the vote is cast), or as proxy by a person who is a member of BHP’s KMP on the date of the AGM and their closely related parties. However, votes will not be disregarded if they are cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or by the Chairman of the meeting pursuant to an express authorisation in the proxy form to exercise the proxy. Item 10 Approval of grant to Executive Director To approve the grant of awards to Executive Director, Andrew Mackenzie, under the Group’s short and long-term incentive plans as set out in the Explanatory Notes to this Notice of Meeting. BHP will disregard any vote cast in favour of Item 10 by or on behalf of Andrew Mackenzie and any of his associates (regardless of the capacity in which the vote is cast), as well as any votes cast as a proxy by a member of BHP’s KMP on the date of the AGM and their closely related parties, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or by the Chairman of the meeting pursuant to an express authorisation in the proxy form to exercise the proxy. Meeting Annual General agenda Notice General of Meeting Annual Explanatory Notes participating Voting and General Location Meeting of the Annual on Accessing BHP information Meeting Annual General agenda Notice General of Meeting Annual Explanatory Notes participating Voting and General Location Meeting of the Annual on Accessing BHP information

Notice of Annual General Meeting continued Items 11 to 20 Election of Directors With the exception of Ian Cockerill and Susan Kilsby, the following Directors retire under the Board’s policy on annual election and, being eligible, submit themselves for re-election. Ian Cockerill and Susan Kilsby are seeking election by shareholders for the first time, having each been appointed a Director after the 2018 Annual General Meetings. Item 11 To elect Ian Cockerill as a Director of BHP. Item 12 To elect Susan Kilsby as a Director of BHP. Item 13 To re-elect Terry Bowen as a Director of BHP. Item 14 To re-elect Malcolm Broomhead as a Director of BHP. Item 15 To re-elect Anita Frew as a Director of BHP. Item 16 To re-elect Andrew Mackenzie as a Director of BHP. Item 17 To re-elect Lindsay Maxsted as a Director of BHP. Item 18 To re-elect John Mogford as a Director of BHP. Item 19 To re-elect Shriti Vadera as a Director of BHP. Item 20 To re-elect Ken MacKenzie as a Director of BHP. 8 BHP Group Plc Notice of Meeting 2019

Annual General Meeting agenda
Notice of Annual General Meeting
Explanatory Notes
Voting and participating
Location of the Annual General Meeting
Accessing information on BHP

Items 21 and 22 are not endorsed by the Board:

A group of shareholders of BHP Group Limited, led by the Australasian Centre for Corporate Responsibility (**ACCR**), have proposed the resolutions in Items 21 and 22 for the BHP Group Limited AGM under Section 249N of the Australian *Corporations Act*.

No equivalent resolutions have been proposed by shareholders in BHP Group Plc. Nonetheless, and consistent with the Dual Listed Company framework and the Articles of Association of BHP Group Plc, the Board is including the requisitioned resolutions as additional resolutions on the agenda of business for the BHP Group Plc AGM.

Item 21

Amendment to the Constitution of BHP Group Limited

To amend the constitution to insert a new clause 46:

> **Member resolutions at general meeting**
> The shareholders in general meeting may by ordinary resolution express an opinion, ask for information, or make a request, about the way in which a power of the company partially or exclusively vested in the directors has been or should be exercised. However, such a resolution must relate to an issue of material relevance to the company or the company's business as identified by the company, and cannot either advocate action which would violate any law or relate to any personal claim or grievance. Such a resolution is advisory only and does not bind the directors or the company.

Note: This resolution has been proposed by shareholders under section 249N of the Australian Corporations Act. The resolution is not endorsed by the Board. The Board recommends that shareholders vote against Item 21 for the reasons set out in the Explanatory Notes to this Notice of Meeting. The Chairman of the Meeting intends to vote undirected proxies ***against*** *Item 21.*

Item 22

Lobbying inconsistent with the goals of the Paris Agreement

Shareholders recommend that our company suspend memberships of Industry Associations where:

a. a major function of the Industry Association is to undertake lobbying, advertising and/or advocacy relating to climate and/or energy policy (**Advocacy**); and
b. the Industry Association's record of Advocacy since January 2018 [1] demonstrates, on balance, inconsistency with the Paris Agreement's goals.[2]

Nothing in this resolution should be read as limiting the Board's discretion to take decisions in the best interests of our company.

Note: This resolution has been proposed by shareholders under section 249N of the Australian Corporations Act. The resolution is not endorsed by the Board. The Board recommends that shareholders vote against Item 22 for the reasons set out in the Explanatory Notes to this Notice of Meeting. The Chairman of the Meeting intends to vote undirected proxies ***against*** *Item 22.*

(1) This resolution takes January 2018 as its starting point, given that our company undertook a review of industry association memberships, published in December 2017 BHP: Industry Association Review, 19 December 2017 https://www.bhp.com/-/media/documents/ourapproach/operatingwithintegrity/industryassociations/171219_bhpindustryassociationreview.pdf?la=en.

(2) "Lobbying positively in line with the Paris Agreement" is Principle 1 of the Investor Principles on Lobbying, set out in IIGCC's *European Investor Expectations on Corporate Lobbying on Climate Change*, October 2018. https://www.iigcc.org/download/investor-expectations-on-corporate-lobbying/?wpdmdl=1830&refresh=5d52233df01791565664061.

BHP Group Plc Notice of Meeting 2019 9

Explanatory Notes The Explanatory Notes that follow form part of the Notice of Meeting and provide important information regarding the items of business to be considered at the Annual General Meeting (AGM). Your vote is important. By voting, you are involved in the future of BHP. Business Items 1 to 4, 7 and 10 to 20 will be proposed as ordinary resolutions. Items 5, 6 and 21 will be proposed as special resolutions. Items 8 and 9 will be proposed as non-binding ordinary resolutions. Item 22 will be proposed as an ordinary resolution. However, Item 22 will be a valid resolution only if Item 21 is approved by the required majority – that is, the validity of Item 22 is conditional on Item 21 being passed. The Board recommends that you vote in favour of Items 1 to 20 and against Items 21 and 22. All items of business at the AGM are joint electorate actions. The voting procedure explained on pages 44 to 49 ensures that both BHP Group Plc and BHP Group Limited shareholders can vote on these matters. Item 1 Financial Statements and reports The laws in Australia and the United Kingdom require Directors to lay before the AGM the financial report (or statements) and the reports of the Directors and the Auditor for the year. In accordance with BHP’s approach to corporate governance, shareholders in each of BHP Group Plc and BHP Group Limited are being asked to receive the reports and accounts of both companies. In the interests of simplicity, one resolution is proposed in respect of the reports and accounts for both BHP Group Plc and BHP Group Limited, as the accounts for the Group as a whole are presented in the BHP Annual Report 2019. 10 BHP Group Plc Notice of Meeting 2019

Item 2 Appointment of auditor of BHP Group Plc and BHP Group Limited The law in each of Australia and the United Kingdom requires shareholders to approve the appointment of a new auditor. Consistent with the UK and EU requirements in regard to audit firm tender and rotation, which require a new external auditor to be in place for BHP Group Plc before 1 July 2023, the Group conducted a comprehensive tender process for the role of external auditor during 2017. As previously disclosed, following the Risk and Audit Committee’s recommendation, the Board selected Ernst & Young (EY) to be appointed as the Group’s auditor from the conclusion of the 2019 AGMs, subject to shareholder approval. As the incumbent auditor at the time of the tender process, KPMG did not participate in the tender process due to UK and EU requirements on auditor tenure. The period between the conclusion of the tender process and the planned commencement date has provided adequate time for EY to meet all relevant independence criteria before the appointment commences. Under UK law, KPMG LLP, as BHP Group Plc’s outgoing auditor, is required to provide BHP Group Plc with a Statement of Circumstances, which outlines the circumstances relevant to it ceasing to hold office as auditor. A copy of KPMG LLP’s Statement of Circumstances is contained in Annexure 1 to this Notice of Meeting. In accordance with Australian law, BHP Group Limited has received notice from a shareholder (the General Counsel & Group Company Secretary) nominating EY as the new auditor of the company, and a copy of the notice is contained in Annexure 2 to this Notice of Meeting. EY has given its written consent to act as auditor, subject to shareholder approval and the Australian Securities and Investments Commission’s consent to KPMG’s resignation. Item 3 Remuneration of auditor of BHP Group Plc The law in the United Kingdom requires shareholders to either agree the remuneration of the auditor or authorise the company’s directors to do so. In accordance with these requirements, shareholders are asked to authorise the Risk and Audit Committee of the Board to determine the remuneration of the auditor of BHP Group Plc. The law in Australia does not impose the same requirement. A resolution in respect of the remuneration of the auditor of BHP Group Limited has, therefore, not been proposed. Annual Meeting General agenda Notice General of Meeting Annual Explanatory Notes Voting participating and General Location Meeting of the Annual on Accessing BHP information BHP Group Plc Notice of Meeting 2019 11

Explanatory Notes continued Item 4 General authority to issue shares in BHP Group Plc The law in the United Kingdom (section 551 of the UK Companies Act 2006) requires the Directors to be authorised in order to issue shares and other equity securities. Shareholders are asked to renew the general authority of the Directors to issue shares and other equity securities in BHP Group Plc. The proposed authority would permit the Directors to allot shares with an aggregate nominal value of US$105,603,590. This • amount: represents approximately 4.18 per cent of the total combined issued ordinary share capital of BHP Group Plc and BHP Group Limited (or 10 per cent of the total issued ordinary share capital of BHP Group Plc) as at 29 August 2019, being the latest practicable date before • publication of this Notice of Meeting (the Latest Practicable Date); is considerably lower than the maximum limit specified in the guidelines of major shareholder associations in the United Kingdom – the Investment Association and the Pensions and Lifetime Savings Association permit a maximum limit of one-third of the issued share capital • or two-thirds in the case of a pre-emptive rights issue; is considerably lower than the authority granted until the 2013 AGMs (a limit representing approximately 25 per cent was sought and approved until 2013, but the limit requested was reduced in 2014 to 10 per cent of the total issued ordinary share capital of BHP Group Plc, and this lower limit has been sought annually since then). The Board considers that this lower limit strikes the appropriate balance between market practice in South Africa (where investors expect a significantly lower limit on the general authority to issue shares than is acceptable in the United Kingdom) and ensuring that sufficient capacity is retained to finance business • opportunities that may arise during the year; and is subject to the lower limit specified in Item 5 where shares are issued for cash on a non-pre-emptive basis. This authority will expire at the conclusion of the BHP AGMs in 2020. The Directors have no present intention to issue shares under this authority. No shares were issued under the similar authority granted by shareholders at last year’s AGMs. As at the Latest Practicable Date, BHP Group Plc had 2,112,071,796 ordinary shares on issue and the total combined ordinary share capital of BHP Group Plc and BHP Group Limited was 5,057,923,190 ordinary shares. The law in Australia does not impose the same requirement. A resolution in respect of the issue of securities in BHP Group Limited has, therefore, not been proposed. 12 BHP Group Plc Notice of Meeting 2019

Item 5 Issuing shares in BHP Group Plc for cash The law in the United Kingdom (section 561 of the UK Companies Act 2006) requires the Directors to be authorised in order to issue ordinary shares and other equity securities and sell treasury shares in BHP Group Plc, for cash, without first offering them to existing shareholders in proportion to their holdings. Shareholders are asked to renew this authority of the Directors. Paragraph (a) of Item 5 authorises the Board to issue shares and sell treasury shares for cash in connection with a rights issue or other pre-emptive offer. Paragraph (b) of Item 5 authorises the Board to make other types of share issues (and sales of treasury shares, if any) for cash – for example, placements to people who are not currently shareholders. However, this authority in paragraph (b) is limited to shares with an aggregate nominal value of US$52,801,795. • This amount: represents approximately two per cent of the total combined issued ordinary share capital of BHP Group Plc and BHP Group Limited (or five per cent of the total issued ordinary share • capital of BHP Group Plc) as at the Latest Practicable Date; and is lower than the limit set out in the Statement of Principles of the UK Pre-Emption Group, which reflect the views of The Investment Association and the Pensions and Lifetime Savings Association. This authority will expire at the conclusion of the BHP AGMs in 2020. The Directors confirm their intention to follow the UK Pre-Emption Group’s Statement of Principles regarding usage of the paragraph (b) authority so that cumulative usage in excess of 7.5 per cent of the total issued share capital of BHP Group Plc (excluding treasury shares) within a rolling three year period should not take place without prior consultation with shareholders. The Directors did not use the equivalent authority granted by shareholders at last year’s AGMs. The law in Australia does not impose the same requirement. A resolution in respect of the issue of securities in BHP Group Limited has, therefore, not been proposed. Annual Meeting General agenda Notice General of Meeting Annual Explanatory Notes Voting participating and General Location Meeting of the Annual Accessing on BHP information BHP Group Plc Notice of Meeting 2019 13

Explanatory Notes continued Item 6 Repurchase of shares in BHP Group Plc The law in the United Kingdom (section 701 of the UK Companies Act 2006) permits a company to make a market purchase of its own shares only if shareholders have passed an authorising resolution. Shareholders are asked to renew BHP Group Plc’s authority to buy back its own shares. The renewal of the authority being sought will expire at the conclusion of the BHP AGMs in 2020. Shareholders are asked to consent to the purchase by BHP Group Plc of up to a maximum of 211,207,180 ordinary shares, which represent 10 per cent of BHP Group Plc’s issued share capital as at the Latest Practicable Date. The maximum price that may be paid for an ordinary share is 105 per cent of the average middle market quotation for the five business days preceding the purchase, and the minimum price that may be paid for any ordinary share is its nominal value of US$0.50. If the authority is exercised, shares in BHP Group Plc could be bought back by BHP Group Plc directly. Alternatively, they could be purchased on-market by BHP Group Limited and subsequently transferred to BHP Group Plc for no consideration, following which BHP Group Plc would cancel those shares. The impact on the Group’s cash, gearing and interest levels would be the same for both alternatives. The aggregate number of BHP Group Plc ordinary shares that would be acquired (whether by way of direct market purchases by BHP Group Plc or by way of the alternative mechanism described above) would not exceed the maximum number of BHP Group Plc ordinary shares for which the buy-back authority is sought under Item 6 and the same maximum and minimum prices would apply to any purchases of BHP Group Plc shares by BHP Group Limited that are transferred to BHP Group Plc for cancellation. As at the Latest Practicable Date, there were options and other awards under employee share plans outstanding to subscribe for 417,515 shares in BHP Group Plc. If exercised in full, these would represent 0.02 per cent of the issued share capital of BHP Group Plc as at the Latest Practicable Date. If the authority to buy back shares under Item 6 were exercised in full (or the maximum number of ordinary shares in respect of which the authority is given were acquired by the alternative mechanism described above, or by a combination of direct market purchases and the use of such mechanism), these options or other awards would, on exercise, represent 0.02 per cent of the issued share capital of BHP Group Plc, net of the shares bought back. The UK Companies Act 2006 enables companies in the United Kingdom to hold any of their own shares they have purchased as treasury shares with a view to possible resale at a future date, rather than cancelling them. If BHP Group Plc were to exercise its buy-back authority, it may decide to hold, as treasury shares, any shares bought back by it. This would provide BHP Group Plc with additional flexibility in the management of its capital base, enabling it either to sell treasury shares quickly and cost-effectively or to use the treasury shares to satisfy awards under BHP employee share schemes. Any shares acquired by BHP Group Plc under the alternative mechanism described above would not be treated as treasury shares. BHP Group Plc currently holds no treasury shares. The authority conferred by this item would be exercised only after considering the effects on earnings per share and the benefits for shareholders in BHP Group Plc and BHP Group Limited generally. There is currently no intention to exercise this authority. The Directors did not use the equivalent authority granted by shareholders at last year’s AGMs. The law in Australia does not impose the same requirement. A resolution in respect of the buy-back of securities in BHP Group Limited has, therefore, not been proposed. 14 BHP Group Plc Notice of Meeting 2019

Annual General Meeting agenda
Notice of Annual General Meeting
Explanatory Notes
Voting and participating
Location of the Annual General Meeting
Accessing information on BHP

Item 7

Directors' remuneration policy

The UK Companies Act 2006 requires the Remuneration Report to be split into a Directors' remuneration policy report and a Directors' annual report on remuneration, with a separate vote required for each when the Directors' remuneration policy is being approved as well as the annual report on remuneration.

Item 7 is an ordinary resolution seeking approval for the Directors' remuneration policy: BHP's forward looking policy on Directors' remuneration (including exit payments), which is set out in section 3.2 of the Annual Report. This vote is binding.

The Directors' remuneration policy is required to be put to a shareholder vote at least once every three years, or when changes to the policy are proposed. The Directors' remuneration policy was last approved by shareholders at the 2017 AGMs.

During the past two years, the Remuneration Committee invested time reviewing the Director's remuneration policy, to ensure it supports the attraction and motivation of talented executives and, at the same time, aligns business performance and remuneration outcomes. Based on the findings of this review, several enhancements to the Directors' remuneration policy are being proposed.

Why change?

The purpose of BHP's remuneration arrangements is to drive the delivery of strategy, attract and motivate talented executives, and ensure long-term alignment with shareholders' interests.

Shareholder support of BHP's remuneration arrangements has been strong over many years, and we believe they have served stakeholders well. However, it is appropriate to regularly review opportunities to enhance the Group's remuneration arrangements to deliver on their intended purpose. The Long Term Incentive Plan (**LTIP**) is well understood, transparent and aligned to the interests of shareholders, yet the reviews conducted in recent years have identified the following tendencies:

- The LTIP rewards volatility in performance rather than sustained outperformance, which is an aspiration for BHP.
- There are material time lags between key long-dated decisions and their LTIP outcomes, leading to a discrepancy between participants who are the decision-makers, and those who eventually experience the positive or negative remuneration outcomes.
- The LTIP tends to deliver 'all or nothing' outcomes, often for extended periods.
- When the LTIP next vests at 100 per cent (or similarly high levels), there is likely to be significant scrutiny by shareholders and other stakeholders, due to the overall remuneration accruing from the awards granted.

The enhancements to the remuneration policy being proposed mitigate these concerns, without relinquishing the well understood and supported benefits of the LTIP.

Consultation with shareholders

During FY2019, the Remuneration Committee engaged with shareholders on the concerns above and discussed various possible improvements; then with the benefit of valuable shareholder input from those discussions, several proposed changes were tested with shareholders in a second round of discussions. While a majority of those consulted were comfortable with the rationale for, and the specifics of, the proposed changes, constructive feedback was also received in relation to certain aspects. Three modifications were made to the proposal based on this shareholder feedback (see 'Before and after comparison' below).

BHP Group Plc Notice of Meeting 2019 15

Explanatory Notes continued

What is proposed?

The following changes to the remuneration policy are proposed for the Executive Director:

- A change in the balance of incentive arrangements comprising:
  - A reduced LTIP grant size from 400 per cent to 200 per cent of base salary (on a face value basis);
  - A Cash and Deferred Plan (**CDP**) that has a longer-term focus than the current Short Term Incentive Plan (**STIP**). The CDP will include a cash award, plus two-year and five-year deferred share awards each of equivalent value to the actual cash award, which will align participants' incentive remuneration with performance over the short, medium and long-term;

  In aggregate, these two changes in combination do not materially alter the target value or vesting profile of incentive remuneration, but result in a 12 per cent reduction in the maximum value of total annual remuneration.
- A reduction in the pension contribution rate from 25 per cent of base salary down to 10 per cent of base salary (the estimated workforce average is approximately 11.5 per cent of base salary), and because of this change, overall target remuneration is reduced by 4 per cent.
- The introduction of a two-year post-retirement shareholding requirement for the Executive Director.

What is the impact?

The proposed changes mitigate the leverage of the overall remuneration package, and the likelihood of unpalatable quantum outcomes is reduced significantly. The chart below shows the 'all or nothing' LTIP vesting outcome pattern since 2009, projected to 2022.

LTIP vesting


%
100
80
60
40
20
0
35
100
100
100
100
65
58
70
100
100
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Vesting year
Actual vesting %
Discretion used %
Projected vesting %

While no LTIP awards have vested since 2014, performance-to-date to 30 June 2019 for the next three LTIP awards indicates projected vesting of 70 per cent in FY2020, 100 per cent in FY2021 and 100 per cent in FY2022. Such vesting would continue the 'all or nothing' pattern, potentially giving rise to significant scrutiny of overall remuneration outcomes by shareholders and other stakeholders.

16 BHP Group Plc Notice of Meeting 2019

A comparison of actual total remuneration outcomes from FY2009-FY2019 against notional outcomes over the same period under the proposed changes, indicates the prior Executive Director’s total remuneration would have been lower by US$19 million (25 per cent lower) under the proposed remuneration policy. Conversely, the current Executive Director’s total remuneration would have been marginally higher by US$1 million (2 per cent higher). The Remuneration Committee considers that these remuneration outcomes would have been more appropriate, given the performance of the Group and the experience of shareholders over the period. Comparison of actual and notional outcomes under the proposed changes US$million Prior CEO – Actual Current CEO – Actual Prior CEO – Notional Current CEO – Notional other concerns referred to above. The changes to pension arrangements and the introduction of post-retirement shareholding requirements conform to best practice governance. Before and after comparison The following table details the elements of the Executive Director’s remuneration package that are changing and those that are not. As noted above, three changes to the proposed remuneration policy were made based on shareholder feedback during the consultation meetings. These are referred to in the table; • however, for ease of reference, they are: Increasing the weighting on financial measures from 45 per cent to 50 per cent in the CDP scorecard (with a commensurate reduction from 30 per cent to 25 per cent for • individual measures). Replacing the CDP absolute underlying attributable profit financial measure with a return • on capital measure. Applying a policy of pro-rata reduction to the CDP five-year deferred shares for leavers entitled to retain awards, instead of vesting in full (note that vesting is not accelerated; it will occur on their scheduled vesting date). Annual Meeting General agenda Notice General of Meeting Annual Explanatory Notes Voting participating and General Location Meeting of the Annual on Accessing BHP information BHP Group Plc Notice of Meeting 2019 17

Explanatory Notes continued Element Before After Change Fixed pay Base salary Fixed amount per annum Fixed amount per annum No change Pension 25% of base salary 10% of base salary Reduced to below contribution (reduced to 20% from workforce average 1 July 2020, 15% from of approximately 1 July 2021, and 10% from 11.5% of base salary 1 July 2022 onwards, but immediate for new hires) Benefits Specified benefits up to Specified benefits up to No change a maximum of 10% of a maximum of 10% of base salary base salary Variable STIP/CDP STIP – Cash award with CDP – Cash award with The CDP has an additional pay a target of 80% of base a target of 80% of base component of five-year salary (maximum 120%) salary (maximum 120%) deferred shares of with an award of with awards of two-year equivalent value to two-year deferred shares and five-year deferred the actual cash award equivalent in value to shares each equivalent the actual cash award in value to the actual KPIs reweighted as shown cash award and return on capital metric introduced based HSEC: HSEC: on feedback during • 25% weighting • 25% weighting consultations • Includes circa 4% • From 1 July 2020 to with shareholders on climate change include increased Vesting of the five-year weighting, specificity deferred shares is and transparency underpinned by a on climate change five-year holistic review Financial: Financial: of performance • 45% weighting • 50% weighting Pro-rating for five-year • Absolute underlying • Underlying return deferred shares attributable on capital metric for good leavers profit metric introduced subsequent to consultations Individual: Individual: with shareholders • 30% weighting • 25% weighting Vesting underpin: • A five-year holistic review of performance Good leavers: Good leavers: • Two-year deferred • Two-year deferred shares vest in full shares vest in full on their scheduled on their scheduled vesting dates vesting dates • Five-year deferred shares vest pro-rata for time served, vesting on their scheduled vesting date 18 BHP Group Plc Notice of Meeting 2019

Element Before After Change Variable LTIP 400% of base salary 200% of base salary Grant size reduced pay on a face value basis on a face value basis by half (164% fair value) (82% fair value) No other changes Good leavers: Good leavers: • LTIP awards reduced • LTIP awards reduced pro-rata based for time pro-rata based for time served, vesting on their served, vesting on their scheduled vesting date scheduled vesting date and subject to original and subject to original performance conditions performance conditions Remuneration package At target US$7.7 million US$7.4 million Reduced by 4% At maximum (fixed share US$13.1 million US$11.5 million Reduced by 12% price) Shareholding 500% of salary (based 500% of salary (based Introduction of a two-year requirements on owned shares only) on owned shares only) post-retirement with a requirement to shareholding requirement hold these shares for a minimum of two years post-retirement Annual Meeting General agenda Notice General of Meeting Annual Explanatory Notes Voting participating and General Location Meeting of the Annual on Accessing BHP information BHP Group Plc Notice of Meeting 2019 19

Explanatory Notes continued Maintaining our long-term focus One aspect of the proposal that attracted comment from a number of shareholders was whether a sufficiently long-term perspective would be retained despite a reduced weighting of five-year relative TSR in the overall remuneration arrangements. The Board and Remuneration Committee are committed to ensuring the CDP scorecard is a genuine combination of short-term business imperatives and progress towards long-term sustainable business outcomes that are subject to rigorous and transparent performance assessment. This will also be reflected in our disclosures in the annual remuneration report. The scorecard set out below is a combination of short, medium and long-term elements that the Board and Remuneration Committee view as priorities for FY2020. Categories Item HSEC (25%) • Fatalities and other HSEC incidents • High Potential Injury Frequency, Total Recordable Injury Frequency, and Occupational illnesses • HSEC risk management (including climate change) • HSEC initiatives linked to five-year Public Targets (including climate change) Financial (50%) • Return on Capital (adjusted for commodity prices, exchange movements and exceptional items that are not within management control during the performance year) Individual (25%) • Portfolio/strategy (i.e. aligned to long-term plans) • Tailings dams • Future options and exploration (i.e. aligned to long-term plans) • Culture and capability (including quantitative employee survey and diversity targets) • Social value (including management of risk, community relationships and environmental performance linked to our long-term success) Performance is measured on an annual basis against the scorecard, and CDP awards are made in the form of cash, two-year deferred shares and five-year deferred shares. While there are certain appropriate short-term components of the scorecard (e.g. financial performance), a number of the HSEC and Individual measures are long-term elements which contribute to value creation in the longer term or will take multiple years to realise their full potential. The Board and Remuneration Committee take the view that long-term objectives (including items such as our public HSEC five-year targets, portfolio/strategy implementation, critical tailings dam work, capital projects, future options, exploration, culture, capability and social value) need to be broken down into milestones if they are to be successfully implemented and long-term value created. Many of these items in the scorecard are multi-year in nature, and while the Remuneration Committee is measuring the milestones on an annual basis, they have been crafted to contribute to long-term successful implementation. The CDP scorecard will be reviewed at the commencement of each performance year to ensure it captures the most important elements for the coming year. For example, the link between executive remuneration and climate change will be reviewed over FY2020, with a view to strengthening that link for the financial year that commences on 1 July 2020. The first CDP awards will be made in late CY2020 in respect of FY2020. Awards to be made in late CY2019 in respect of FY2019 will be made under the existing STIP arrangements. 20 BHP Group Plc Notice of Meeting 2019

Vesting will also be subject to an underpin through a holistic performance review

To ensure the vesting of five-year deferred shares under the CDP is underpinned by ongoing performance post-grant, the vesting will also be subject to an underpin. This will take the form of a holistic review of performance at the end of the five-year vesting period, including a five-year view on HSEC performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct.

If this holistic review determined that the scheduled vesting outcome would not be appropriate, the Remuneration Committee has discretion to reduce vesting. The exercise of discretion – to adjust variable pay outcomes downwards – has been a feature of BHP's approach over many years where the status quo or a formulaic outcome does not align with the overall shareholder experience. For example, under the LTIP, this holistic review resulted in discretion being applied in 2013 when the LTIP vesting was reduced from 100 per cent to 65 per cent.

LTIP

The only change to the LTIP is a reduction in the size of the grant. The comparator groups, relative TSR condition, five-year performance term, vesting scale, leaver conditions, and availability of discretion (downwards), malus and clawback are unchanged. While the LTIP is de-weighted in the overall remuneration package, it does focus executive effort on sustainable long-term value creation, and is seen as a successful program by many shareholders where remuneration outcomes and the shareholder experience are aligned.

In order to ensure there is a fair transitional outcome for participants, the LTIP grant to be made in late CY2019 (in respect of which shareholder approval is sought at Item 10 of this Notice of Meeting) will be made on the current 400 per cent of base salary (face value), with potential vesting five years later in mid-CY2024. The first five-year deferred shares that result from performance under the CDP will be granted in late CY2020 and will first vest five years later in mid-CY2025. The LTIP grant to be made in late CY2020 will be made on the reduced 200 per cent of base salary (face value), with potential vesting five years later also in mid-CY2025.

Common questions and answers on the remuneration policy changes

Why are changes being made now?

Having invested time reviewing the Group's remuneration policy, to ensure it supports the attraction and motivation of talented executives and, at the same time, aligns business performance and remuneration outcomes, the Remuneration Committee concluded that the time was right to make changes to mitigate concerns with our current arrangements, particularly regarding the LTIP.

In addition, other changes are proposed to conform with best practice governance, namely reducing our pension contribution rate to 10 per cent of base salary, which is below the workforce average, and introducing two-year post-retirement shareholding requirements for the Executive Director.

Is this a shift from the long-term to the short-term?

No, the current high level of focus on the long-term business performance is maintained. While the current five-year TSR-based LTIP is de-weighted, the CDP scorecard is a genuine combination of short-term business imperatives and progress towards long-term sustainable business outcomes that are subject to rigorous and transparent performance assessment. Disclosures in the annual remuneration report will reflect that.

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BHP Group Plc Notice of Meeting 2019 21

Explanatory Notes continued In addition, awards under the CDP (being rights to receive ordinary BHP shares at the end of the relevant deferral periods) will include five-year deferred shares, which provide ongoing share price exposure over the long term. At the time of vesting, the five-year deferred shares will be subject to a holistic review of business performance over the prior five years since grant to ensure vesting is appropriate. What is the change to target and maximum remuneration outcomes? Total target remuneration will reduce by 4 per cent from the current arrangements, and maximum total remuneration (at a fixed share price) will reduce by 12 per cent. What to five reduction -year CDP in deferred quantum shares? will apply for the switch from five-year LTIP The size of the discount in award numbers varies depending on the assumed CDP scorecard outcome. For example, when comparing the current LTIP awards at face value to the future CDP • awards: • At a target CDP outcome, the proposal incorporates a 60 per cent discount. At a maximum CDP outcome, the proposal incorporates a 40 per cent discount (albeit, a maximum outcome under the scorecard has never been achieved previously). • In reviewing these discounts, the following has been considered: The quantum of the CDP grant is directly related to the scorecard performance condition • outcomes (i.e. it is not a grant of deferred shares without performance conditions). Achieving a maximum outcome under the CDP is highly unlikely, whereas LTIP maximum • outcomes have occurred in the past. The average short-term incentive outcome over the past 11 years has been 53 per cent of maximum (or 79 per cent of target) and a maximum outcome has never been achieved, whereas LTIP maximum outcomes against the performance conditions have been achieved • in five of the past 11 years. An underpin review will apply to the vesting of the five-year deferred shares, and BHP has a strong track record of applying discretion which ensures appropriate remuneration outcomes. Why weren’t other measures introduced for the LTIP? Our current relative TSR approach in the LTIP is well understood, transparent and simple, and is demonstrably aligned to the interests of shareholders, particularly through its five-year duration, longer than most other LTIPs in the market. Through this and prior reviews, the Remuneration Committee has concluded that it is difficult to identify substantive long-term KPIs as other measures for the LTIP that are an improvement on the current approach. Such KPIs do not generally have the transparency and rigour preferred by both shareholders and participants, or their nature can make it difficult to set new targets for each successive five-year performance period, or are derived from accounting results that can be volatile over the long-term due to movements in commodity prices and are challenging to measure against peer companies on a relative basis. 22 BHP Group Plc Notice of Meeting 2019

Why is this year's LTIP grant being made at 400 per cent of base salary (face value)?

This is to ensure the proposed changes align the equity award grant and vesting timings between the current and proposed arrangements so as not to inadvertently create a benefit or a penalty for the Executive Director because of the changes.

The LTIP grant to be made in late CY2019 will be made on the current 400 per cent of base salary (face value), with potential vesting five years later in mid-CY2024. The first five-year deferred shares that result from performance under the CDP will be granted in late CY2020 and will first vest five years later in mid-CY2025. The LTIP grant to be made in late CY2020 will be made on the reduced 200 per cent of base salary (face value), with potential vesting five years later also in mid-CY2025.

Why will the five-year deferred shares be pro-rated under the CDP for leavers entitled to retain them?

The five-year LTIP has pro-rating applied for time served for leavers who are entitled to retain their awards. As the CDP five-year deferred shares are also long-term in nature, the same approach has been applied.

As with the five-year LTIP, any retained CDP five-year deferred shares will only vest on the originally scheduled vesting date.

Will there be greater scope for payment for failure?

The Board and Remuneration Committee consider it is important to ensure that remuneration outcomes align to business performance over the long-term. This is achieved by the use of long-term equity awards, which are only granted and vested after satisfying stretching performance targets, and which provide long-term share price exposure.

To ensure the vesting of five-year equity awards is underpinned by ongoing performance, any vesting, whether deferred shares under the CDP or performance shares under the LTIP, will be subject to a holistic review of performance as referred to above.

This review of business performance is an important safeguard against inappropriate remuneration outcomes. This process is also consistent with BHP's past exercise of appropriate downward discretion where the status quo or a formulaic outcome does not align with the overall shareholder experience. Other examples in recent years include reducing the Executive Director's remuneration package by 25 per cent in 2013, zero STI outcomes for the Executive Director (and Chief Executive Petroleum) in 2012 as a result of shale impairments, the reduction in Chairman fees in 2015 and 2017 and in Non-executive Director fees in 2015, and the zero STI outcome for the Executive Director in 2016 as a result of the dam failure at Samarco, and the ongoing decline in commodity markets and the associated negative impact on our performance.

Are the HSEC and Individual measures all qualitative?

No, many of the targets in the HSEC and Individual measure categories have quantitative targets. For example, in the HSEC measures, many of the targets are directly linked to the quantified five-year HSEC targets that BHP has published externally in its Sustainability Report. Additionally, under the Individual measures, many of the targets are expressed as quantified outcomes over which rigorous assessment can be applied.

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BHP Group Plc Notice of Meeting 2019 23

Explanatory Notes continued Are performance? the arrangements sufficiently linked and aligned to business The proposed variable pay arrangements have strong links to performance and the shareholder • experience as outlined below: Determining the size of CDP award outcomes – a balanced scorecard with a mix of short, • medium and long-term elements. Direct link to the share price – deferred shares under the CDP and performance shares • under the LTIP vesting over the medium and long-term. A rigorous LTIP with vesting of awards determined by long-term relative performance – five-year performance shares with vesting driven by relative TSR. The proposed variable pay arrangements include long-term, ‘at-risk’, equity based features, to ensure the ultimate remuneration and wealth outcomes are aligned with performance. Of annual total target remuneration, almost 40 per cent is earned over a five-year timeframe, 75 per cent is performance-based variable pay and ’at risk’, and almost 60 per cent is delivered in the form of equity awards with long-term share price exposure. Once shares are owned, a significant Minimum Shareholding Requirement applies, being five times base salary for the Executive Director, and a two-year post-retirement shareholding requirement for the Executive Director from 1 July 2020. Together these ensure long-term, material share price exposure. Are Will the outcomes targets be under easier the to CDP achieve? scorecard sufficiently stretching and robust? The Board and Remuneration Committee will ensure the CDP scorecard includes rigorous and stretching performance targets. Evidence of this is seen in the outcomes against the short-term incentive scorecard historically which have averaged 53 per cent of maximum (or 79 per cent of target) over the past 11 years for the Executive Director, and this rigorous and stretching approach will be unchanged. Why is the pension contribution rate changing? Will it change immediately? When the current Executive Director assumed the role in 2013, the pension contribution rate was reduced from the former Executive Director’s 40 per cent of base salary to the current rate of 25 per cent of base salary. Our analysis indicates that the market-competitive pension contribution rates for a majority of employees across the Group’s global locations range from 8-20 per cent of base salary, with an average of approximately 11.5 per cent of base salary. Accordingly, in order to promote a more equitable outcome, we have decided to reduce the pension contribution rate for senior executives to 10 per cent of base salary, lower than the workforce average. In order to be fair to incumbents, this will be introduced gradually over the next three years. The rate of 25 per cent of base salary will apply until 30 June 2020, reducing to 20 per cent from 1 July 2020, reducing again to 15 per cent from 1 July 2021, and a rate of 10 per cent applying from 1 July 2022 onwards. For a new appointee, the pension contribution rate of 10 per cent of base salary will apply immediately. If approved, the updated Directors’ remuneration policy will commence from the date of the 2019 BHP Group Limited AGM, and all future payments to Directors and former Directors in respect of performance during the FY2020 year onwards must be made in accordance with the updated policy. If not approved, the current Directors’ remuneration policy will continue to apply until a new policy is approved. 24 BHP Group Plc Notice of Meeting 2019

Item 8 Directors’ annual report on remuneration Item 8 is an ordinary resolution required under UK law and is an advisory vote. The resolution is to approve the Remuneration Report for the year ended 30 June 2019 (other than the part containing the Directors’ remuneration policy in section 3.2 of the Annual Report as separately addressed in Item 7). Item 9 Approval of the Remuneration Report Item 9 is an ordinary resolution required under Australian law and is an advisory vote. For Australian law purposes, the Remuneration Report for the year ended 30 June 2019 comprises the whole of section 3 of the Annual Report. The online Remuneration at bhp.com. Report is set out in section 3 of the Annual Report and is available Item 10 Approval of grant to Executive Director It is proposed that Andrew Mackenzie, an Executive Director of BHP, be awarded securities under the Group’s incentive plans. If Item 10 is approved by shareholders, the awards will be made under the Short Term Incentive Plan (STIP) and Long Term Incentive Plan (LTIP) on the terms set out in the Directors’ remuneration policy previously approved by shareholders at the 2017 AGMs (as reflected in the updated Directors’ remuneration policy, if approved). Each award under the STIP and LTIP is a conditional right to one ordinary fully paid share in BHP Group Limited, subject to meeting the applicable service and/or performance conditions. Under the Australian Securities Exchange (ASX) Listing Rules, shareholder approval is required for an issue of BHP Group Limited securities to Directors. Approval is not required where the terms of the scheme under which the grants are made require that the underlying shares are purchased on-market. The terms applying to Mr Mackenzie’s awards (comprising the terms of grant and the applicable plan rules) require that the underlying shares are purchased on-market. In addition, there is no requirement under UK law or the UK Financial Conduct Authority’s Listing Rules to obtain shareholder approval for the specific issue of BHP Group Plc securities to a Director on the terms proposed. Annual Meeting General agenda Notice General of Meeting Annual Explanatory Notes Voting participating and General Location Meeting of the Annual on Accessing BHP information BHP Group Plc Notice of Meeting 2019 25

Explanatory Notes continued Item 10 continued Although it is not required to do so, the Board is seeking shareholder approval for the acquisition of securities under the Group’s STIP and LTIP by Mr Mackenzie as a matter of good governance. (a) STIP award: The Board, on the advice of the Remuneration Committee, is proposing a grant of STIP awards. If approved by shareholders, the actual number of STIP awards to be granted will be calculated after the AGMs. Value of the STIP award: The value of Mr Mackenzie’s STIP award is US$652,800, determined based on deferral of 50 per cent of Mr Mackenzie’s maximum STIP amount of US$1,305,600 for performance during the year ended 30 June 2019. How the number of rights will be calculated: The actual number of rights granted to Mr Mackenzie will be calculated using the following formula: The maximum value of the STIP award (being US$652,800) will be multiplied by the US$/A$ exchange rate, being the average daily exchange rate over the five days immediately prior to the grant date, to convert the award value into Australian dollars. This amount will then be divided by the volume weighted average price of BHP Group Limited shares traded on the ASX over the five trading days immediately prior to the grant date, and rounded down to the nearest whole number of rights. (b) LTIP award: The Board, on the advice of the Remuneration Committee, is proposing a grant of 271,348 LTIP awards with a face value equal to 400 per cent of Mr Mackenzie’s annual base salary (i.e. US$1,700,000 x 400 per cent = US$6,800,000). How the number of rights was calculated: The actual number of rights proposed to be granted to Mr Mackenzie was calculated using the following formula: Converting the maximum value of Mr Mackenzie’s LTIP award (being US$6,800,000) into Australian dollars by applying the average US$/A$ exchange rate over the 12 months up to and including 30 June 2019, and then dividing that Australian dollar amount by the average daily closing price of BHP Group Limited shares traded on the ASX over the 12 months up to and including 30 June 2019. The face value of US$6,800,000 was determined with the input of the Remuneration Committee’s independent adviser and through an analysis of Mr Mackenzie’s total target remuneration, as assessed by reference to a number of factors, including the extent to which the total remuneration is appropriate for Mr Mackenzie’s role and the extent to which it is market competitive. (c) There is no cost payable by Mr Mackenzie, and no loan made by BHP to Mr Mackenzie, in relation to the grant of the STIP or LTIP awards or the allocation of shares on vesting of the awards. The awards will not have an exercise price and accordingly do not raise capital. (d) Mr Mackenzie is the only Director (or associate of a Director) entitled to participate in the STIP and the LTIP in the year ended 30 June 2019. (e) Mr Mackenzie is the only Director (or associate of a Director) who has received securities under the STIP and LTIP since shareholder approval was last obtained. Mr Mackenzie was granted 52,061 rights under the STIP and 304,523 rights under the LTIP in accordance with shareholder approval at the 2018 AGMs. No consideration was payable by Mr Mackenzie in respect of these grants. Full details of these awards are set out in the 2018 Remuneration Report. (f) The STIP and LTIP awards that are the subject of this approval will be granted to Mr Mackenzie following the AGMs, and in any event prior to 7 November 2020. The For information LTIP Rules are on available the STIP and online LTIP, at refer bhp.com to section . 3.3 of the Annual Report. 26 BHP Group Plc Notice of Meeting 2019

Items 11 to 20 Election of Directors The Boards of BHP Group Limited and BHP Group Plc must be identical and operate as one. In the interests of simplicity, one resolution is proposed in respect of the election of each candidate to both the Board of BHP Group Limited and to the Board of BHP Group Plc. Accordingly, in each resolution, reference to ‘BHP’ is a reference to both BHP Group Limited and BHP Group Plc. The resolution to appoint each candidate is proposed as a separate resolution. Under the Constitution of BHP Group Limited and the Articles of Association of BHP Group Plc, at least one-third of Directors must retire (and may seek re-election) at each AGM. However, taking account of the recommendations in the UK Corporate Governance Code, the Board has adopted a policy under which all Directors seek re-election annually. All current Directors are retiring and are offering themselves for re-election, with the exception of Carolyn Hewson (who will retire at the end of this year’s BHP Group Limited AGM). In addition, Ian Cockerill and Susan Kilsby are seeking election by shareholders for the first time, having each been appointed a Director with effect from 1 April 2019. The Board annually reviews the performance of each Director seeking re-election at the AGMs, with assistance from the Nomination and Governance Committee. The review is designed to assess the effectiveness of each person. All Directors seeking re-election at the 2019 AGMs contributed to the review of every other Director during the year. The Nomination and Governance Committee has also reviewed the skills, backgrounds, knowledge, experience and diversity of geographic location, nationality and gender represented on the Board. In addition, the Chairman, drawing on guidance from the Remuneration Committee, led an evaluation of the performance of the Chief Executive Officer (CEO) on behalf of all Non-executive Directors. The criteria used to assess the CEO’s performance are set out in sections 2.15 and 3 of the Annual Report. On the basis of these reviews and for the reasons outlined below in relation to each Director, the Board considers that all Directors seeking re-election demonstrate commitment to their role, that the contribution of each Director is, and continues to be, important to BHP’s long-term sustainable success, and that the Board as a whole has an appropriate mix of skills, backgrounds, to knowledge, shareholders experience the re-election and diversity of all to retiring operate Directors effectively who . Accordingly, offer themselves the Board for recommends re-election. The Board also recommends to shareholders the election of Ian Cockerill and Susan Kilsby. Prior to their appointment, BHP undertook appropriate background and experience checks. All Non-executive Directors are considered by the Board to be independent, on the basis that they are independent in character and judgement and free from any business or other relationship that could materially interfere with the exercise of their objective, unfettered or independent judgement. The Annual Report contains further information on the independence of Directors in section 2.10. The biographical details, skills and experience of each of the Directors standing for election or re-election are set out below and in section 2.2.1 of the Annual Report. Annual Meeting General agenda Notice General of Meeting Annual Explanatory Notes Voting participating and General Location Meeting of the Annual on Accessing BHP information BHP Group Plc Notice of Meeting 2019 27

Explanatory Notes continued Item 11 Ian Cockerill MSc (Mining and Mineral Engineering), BSc (Hons) (Geology), AMP – Oxford University Templeton College – Oxford, 65 Mr Cockerill has extensive global mining operational, project and executive experience having initially trained as a geologist. He was formerly the Chief Executive Officer of Anglo American Coal, Chief Executive Officer and President of Gold Fields Limited, and a senior executive with AngloGold Ashanti and Anglo American Group. Mr Cockerill brings deep insight and experience on strategy and risk through his extensive non-executive background. He is currently the Chairman of Polymetal International Inc. He has formerly served on the boards of BlackRock World Mining Trust (as a director and as Chairman), Orica Limited and Ivanhoe Mines Ltd (as Lead Independent Director). Mr Cockerill has been a Director of BHP since April 2019, and is a member of the Risk and Audit Committee and the Sustainability Committee. Mr Cockerill says: BHP is committed to delivering long-term value. BHP’s strategy – to have a combination of the best culture and capabilities, deployed to the best assets in the best commodities – is one that best positions the Company to maximise its creation of long-term value. My extensive global resource experience, both executive and non-executive, enables me to make a significant contribution to the BHP Board and to the Risk and Audit Committee and the Sustainability Committee. The Board recommends the election of Mr Cockerill. Item 12 Susan Kilsby MBA, BA, 60 Ms Kilsby has extensive experience in mergers and acquisitions, and finance and strategy, having held several roles in global investment banking. From 1996 to 2014, she held senior executive roles at Credit Suisse, including as a Senior Advisor, and Chairman of EMEA Mergers and Acquisitions. Ms Kilsby also has non-executive experience across multiple industries. Until recently, she was the Chairman of Shire plc and the Senior Independent Director at BBA Aviation plc. She is currently a Non-executive Director of Diageo plc, Fortune Brands Home & Security Inc, and Unilever N.V. and Unilever plc. Ms Kilsby has been a Director of BHP since April 2019, and is a member of the Remuneration Committee. Ms Kilsby says: BHP’s strategic framework – combining the best culture and capabilities, best assets and best commodities – along with its focus on capital discipline, risk management and ongoing commitment to improvement, set it apart and positions BHP well to create value over the long-term. My extensive global executive and non-executive experience across a range of industries, has provided me with a breadth and depth of understanding and insight particularly in the areas of long-term strategy, capital allocation, financial and non-financial risk and governance. This experience enables me to contribute effectively to Board and Remuneration Committee decisions and discussions. The Board recommends the election of Ms Kilsby. 28 BHP Group Plc Notice of Meeting 2019

Item 13

Terry Bowen BAcct, FCPA, MAICD, 52

Mr Bowen served as an Executive Director and Finance Director of Wesfarmers Limited from 2009 to 2017, which included chairing a number of Wesfarmers' operating divisions. Wesfarmers is a conglomerate with interests predominantly in Australian and New Zealand retail, chemicals, fertilisers, coal mining and industrial and safety products. Prior to this, Mr Bowen held various senior executive roles within Wesfarmers, including as Finance Director of Coles, Managing Director of Industrial and Safety and Finance Director of Wesfarmers Landmark. Prior to this, he served in various financial roles in several leading companies in Australia. Mr Bowen is a former Director of Gresham Partners and past President of the National Executive of the Group of 100 Inc. He is also currently Head of the Operations Group at BGH Capital, and a Director of Navitas. He has significant executive experience across a range of diversified industries. He has deep financial expertise, and extensive experience in capital allocation discipline, commodity value chains and strategy. Mr Bowen has been a Director of BHP since October 2017, and is a member of the Risk and Audit Committee.

Mr Bowen says: *BHP is a tremendous company with world class assets, strong leadership and the ability to create significant value for shareholders. My 25 years of leadership experience in financial, strategic and operational areas across a broad range of industries and complex operations provides me with capital allocation discipline, commodity value chain expertise and strategic experience. Such experience positions me well to contribute to Board decisions to optimise opportunities for BHP, and my financial and risk experience is critical to the important work of the Risk and Audit Committee.*

The Board recommends the re-election of Mr Bowen.

Item 14

Malcolm Broomhead MBA, BE, FAICD, 67

Mr Broomhead was Managing Director and Chief Executive Officer of Orica Limited (a global mining company) from 2001 until September 2005. Prior to joining Orica, he held a number of senior positions at North Limited, including Managing Director and Chief Executive Officer and, prior to that, held senior management positions with Halcrow (UK), MIM Holdings, Peko Wallsend and Industrial Equity.

Mr Broomhead has extensive experience as a Non-executive Director of global organisations, and as a chief executive of large global industrial and mining companies. Mr Broomhead has a broad strategic perspective and understanding of the long-term cyclical nature of the resources industry and commodity value chains, with proven health, safety and environment, and capital allocation performance.

Mr Broomhead has been a Director of BHP since March 2010, and is Chairman of the Sustainability Committee and a member of the Nomination and Governance Committee.

Mr Broomhead says: *BHP is dedicated to the creation of long-term value through the execution of an effective strategy, and the disciplined allocation of capital. My experience as a CEO and Board member of global resource and industrial companies enables me to make a significant contribution to the deliberations of the Sustainability Committee, the Nomination and Governance Committee and the Board, particularly with respect to capital allocation discipline, strategy, commodity value chains and health, safety, environmental and community matters.*

The Board recommends the re-election of Mr Broomhead.

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BHP Group Plc Notice of Meeting 2019 29

Explanatory Notes continued Item 15 Anita Frew BA(Hons), MRes, Hon DSc, 62 Ms Frew is the Chairman of Croda International Plc (a British speciality chemicals company) and Deputy Chairman and Senior Independent Director of Lloyds Banking Group Plc. Prior to this, she was the Chairman of Victrex Plc, Senior Independent Director of Aberdeen Asset Management Plc and IMI Plc and a Non-executive Director of Northumbrian Water. Ms Frew has an extensive breadth of non-executive experience in diverse industries including chemicals, engineering, industrial and finance. In particular, Ms Frew has valuable insight and experience in the creation of shareholder value, organisational change, mergers and acquisitions, risk and health, safety and environment. She also possesses significant executive experience in a number of sectors including media, life assurance, pensions and investment. Ms Frew has been a Director of BHP since September 2015, and is a member of the Remuneration Committee and the Risk and Audit Committee. Ms Frew says: I believe BHP’s strategic vision and dedication to high standards in the areas of safety, sustainability and governance set it apart from others. This is driven by a combination of BHP’s ethical and responsible approach to business, including the social value it delivers to communities around the world, and its strong Board and leadership team who have an enduring commitment to creating long-term value. My extensive experience as a Non-executive Director, Senior Independent Director and Chairman of global industrial and financial companies has provided me with the skills and experience to meaningfully contribute to the deliberations of the Board, Remuneration Committee and the Risk and Audit Committee. Through my non-executive career, I have developed a deep understanding of, and insight into, shareholder expectations, and remain highly focused on progressing BHP’s commitment to governance and its disciplined capital allocation, which support the creation of long-term value. My 10 years of executive experience in the media, life assurance and investment sectors provides me with valuable financial expertise and risk experience that enhances my contributions to Board and Committee decision-making. The Board recommends the re-election of Ms Frew. 30 BHP Group Plc Notice of Meeting 2019

Item 16

Andrew Mackenzie BSc (Geology), PhD (Chemistry), 62

Mr Mackenzie joined BHP in November 2008 as Chief Executive Non-Ferrous, with responsibility for over half of BHP's 100,000 strong workforce across four continents. He was appointed Chief Executive Officer in May 2013 and was appointed to the Board on that date. Prior to BHP, Mr Mackenzie held various executive roles at Rio Tinto, including as Chief Executive of Diamonds and Minerals, and at BP, where he held a number of senior roles, including as Group Vice President for Technology and Engineering and Group Vice President for Chemicals. Mr Mackenzie was previously a Non-executive Director of Centrica plc.

Mr Mackenzie has over 30 years' experience, including in oil and gas, minerals, strategy and capital discipline over long-term cycles, technology, global markets, public policy and commodity value chains. Mr Mackenzie also has non-executive director experience.

Mr Mackenzie says: *It is a privilege to lead one of Australia's great companies and a leading global resources company, and to meet with and listen to our people, our shareholders and the many other stakeholders vital to BHP's success. Over the last six years, we have built foundations from which we will create value for decades to come. We are clear about our strategy and purpose, which is at the heart of everything we do and is increasingly important in the uncertain and challenging external environment in which we are operating. We will maximise cash flow, maintain strict capital discipline, and deliver strong returns. I am proud that, guided by Our Charter, our decisions incorporate care for the environment and our communities, compassion and trust. I believe my extensive executive experience in this sector, as well as my experience in global markets, commodity value chains and technology positions me well to continue to lead this great company.*

The Board recommends the re-election of Mr Mackenzie.

Item 17

Lindsay Maxsted DipBus, FCA, FAICD, 65

Mr Maxsted has extensive experience in non-executive roles, including as Chairman of two global companies. Mr Maxsted is also a corporate recovery specialist who has managed a number of Australia's largest corporate insolvency and restructuring engagements and, until 2011, continued to undertake consultancy work in the restructuring advisory field. He was the Chief Executive Officer of KPMG Australia between 2001 and 2007. Mr Maxsted has a breadth of understanding and insight in relation to the creation of shareholder value through cycles, risk, capital discipline and the external environment. Mr Maxsted has been a Director of BHP since March 2011, and is Chairman of the Risk and Audit Committee.

Mr Maxsted says: *The Board of BHP has, through focusing on a superior vision and strategy, great values and high-quality people, and the related issues of risk, sustainability and an appropriate governance framework, created an environment for success. Effective management of our risks is key to achieving BHP's strategic objectives. Our financial and non-financial risks are managed through a single framework on an enterprise-wide basis, which was enhanced during FY2019.*

My professional background as a CEO, as an adviser on large and complex corporate restructurings, and my extensive non-executive experience in the banking and finance and infrastructure sectors, has provided me with a diverse range of skills and experience to draw upon and contribute as a Board member. My financial and risk experience gained through my non-executive experience, is particularly beneficial in my role as Chairman of the Risk and Audit Committee.

The Board recommends the re-election of Mr Maxsted.

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Explanatory Notes continued Item 18 John Mogford BEng, 66 Mr Mogford spent the majority of his career in various leadership, technical and operational roles at BP Plc. More recently, he was the Managing Director and an Operating Partner of First Reserve, a large global energy focused private equity firm, from 2009 until 2015, during which he served on the boards of First Reserve’s investee companies, including as Chairman of Amromco Energy LLC and White Rose Energy Ventures LLP. Mr Mogford retired from the boards of Weir Group Plc and one of First Reserve’s portfolio companies, DOF Subsea AS, in 2018, and is currently a Non-executive Director and interim Chairman of ERM Worldwide Group Limited. Mr Mogford has significant global executive experience, including in oil and gas, capital allocation discipline, commodity value chains and health, safety and environment. He has also held roles as a Non-executive Director on a number of boards. Mr Mogford has been a Director of BHP since October 2017, and is a member of the Sustainability Committee. Mr Mogford says: BHP has a portfolio of world class assets, a strong balance sheet and a clear strategy to grow value for its shareholders. Part of BHP’s strength lies in its commitment to the health and safety of its people, sustainable development and operational excellence. My deep technical and operational experience in the oil and gas industry, including large and complex projects, combined with my strategic expertise and understanding of commodity value chains, enables me to contribute to effective Board decisions. The risk management expertise and understanding of health, safety, environment and community matters gained through my executive and non-executive careers also positions me well in my role as a member of the Sustainability Committee. The Board recommends the re-election of Mr Mogford. Item 19 Shriti Vadera MA, 57 Ms Vadera has held executive roles and has broad non-executive experience. She is Chairman of Santander UK Group Holdings Plc and Santander UK Plc, and was a Director of AstraZeneca Plc (2011 to 2018). She was an investment banker with S G Warburg/UBS from 1984 to 1999, on the Council of Economic Advisers, HM Treasury from 1999 to 2007, Minister in the UK Department of International Development in 2007, Minister in the Cabinet Office and Business Department from 2008 to 2009 with responsibility for dealing with the financial crisis and G20 Adviser from 2009 to 2010. Ms Vadera advised governments, banks and investors on the Eurozone crisis, banking sector, debt restructuring and markets from 2010 to 2014. Ms Vadera brings wide-ranging and global experience in economics, public policy and strategy, as well as deep understanding and insight in relation to global and emerging markets and the macro-political and economic environment. She understands the governmental regulatory authorities and how to effectively work with regulators. Ms Vadera has been a Director of BHP since January 2011, and the Senior Independent Director of BHP Group Plc since August 2015. She is a member of the Nomination and Governance Committee and the Remuneration Committee. Ms Vadera says: The Board and management of BHP have a firm commitment to create long-term shareholder value by maintaining the highest corporate governance standards, focusing on operational excellence and rigorously implementing a stable but flexible strategy. BHP is a global company working in a market and geopolitical and regulatory environment that are both complex and changing. My background in finance, governments, emerging markets and international institutions provides me with useful experience and perspectives that help me contribute to the Board’s deliberations and decisions, particularly in relation to public policy, strategy, risk and the macro-political and economic environments. Ms Vadera has advised that she does not intend to stand for re-election at the 2020 AGMs. The Board recommends the re-election of Ms Vadera. 32 BHP Group Plc Notice of Meeting 2019

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Item 20

Ken MacKenzie BEng, FIEA, FAICD, 55

Mr MacKenzie was the Managing Director and Chief Executive Officer of Amcor Limited, a global packaging company with operations in over 40 countries, from 2005 until 2015. During his 23 year career with Amcor, Mr MacKenzie gained extensive experience across all of Amcor's major business segments in developed and emerging markets in the Americas, Australia, Asia and Europe.

As a former CEO, he has extensive global and executive experience, and a deeply strategic approach, with a focus on capital discipline and the creation of long-term shareholder value. He has insight and understanding in relation to organisational culture, the external environment, the diverse interests of our stakeholders and emerging issues related to the creation of social value. Mr MacKenzie has been a Director of BHP since September 2016, and was appointed Chairman in September 2017. He is Chairman of the Nomination and Governance Committee.

Mr MacKenzie says: *As in past years, I remain committed to representing all shareholders and creating long-term value. I have continued to meet with many of our institutional shareholders along with members of our retail shareholder base. I find direct engagement invaluable as we seek to understand the views of our shareholder base. This year we completed the sale of the Onshore US assets. After consideration, with reference to our Capital Allocation Framework, we were able to return US$10.4 billion of proceeds to shareholders through the combination of an off-market buyback and a special dividend. In total, we returned US$17 billion to shareholders in the 2019 financial year. Our Capital Allocation Framework is now embedded into our thinking. In the coming year I will continue to focus on Board renewal, which I see as an ongoing process. I am excited by the significant opportunity I see ahead as we progress our transformation work.*

The Board recommends the re-election of Mr MacKenzie.

BHP Group Plc Notice of Meeting 2019 33

Explanatory Notes continued Items 21 and 22 A group of shareholders of BHP Group Limited led by the ACCR have proposed the resolutions in Items 21 and 22 for the BHP Group Limited AGM under section 249N of the Australian Corporations Act. These shareholders have also requested, pursuant to section 249P of the Australian Corporations Act, that the statements set out in Annexure 3 to this Notice of Meeting be provided to shareholders. No equivalent resolutions (or request to distribute the statements) have been proposed by shareholders in BHP Group Plc. Nonetheless, and consistent with the Dual Listed Company framework and the Articles of Association of BHP Group Plc, the Board is including the requisitioned resolutions as additional resolutions on the agenda of business for the BHP Group Plc AGM, and providing the statements to shareholders of BHP Group Plc. The resolutions for Items 21 and 22 are not endorsed by the Board. The Board considers that the resolutions for Items 21 and 22 are not in the best interests of shareholders of BHP as a whole, and recommends that you vote against Items 21 and 22. 34 BHP Group Plc Notice of Meeting 2019

Item 21 Amendment to the Constitution of BHP Group Limited Item 21 seeks an amendment to the Constitution of BHP Group Limited. (There is no proposal to amend the Articles of Association of BHP Group Plc.) The requisitioning shareholders have requested, pursuant to section 249P of the Australian Corporations Act, that the statement in relation to this Item set out in Annexure 3 to this Notice of Meeting be provided to shareholders. Statement by the Board The Board respects the rights of shareholders to requisition a resolution which seeks to amend the Constitution of BHP Group Limited. The Board does not, however, consider the proposed resolution to be in the interests of BHP shareholders as a whole, and recommends that shareholders vote against Item 21. Under the Constitution of BHP Group Limited and the Articles of Association of BHP Group Plc, the power to manage BHP’s business is vested in Directors. Directors are required by law to act in the best interests of the Company at all times. The proposed amendment to the Constitution of BHP Group Limited would allow resolutions to be put forward, without the level of limitations, thresholds and regulatory oversight required in other jurisdictions. BHP does not agree that the proposed amendment to the Constitution will extend rights to shareholders of BHP Group Limited which are already enjoyed by shareholders of BHP Group Plc. There are additional requirements and thresholds that apply when shareholders seek to requisition resolutions under UK law that are not included in the proposed amendment, and do not otherwise apply under Australian law. The Board does not consider that the additional administrative burden imposed by the proposed resolution is warranted in light of the existing opportunities for shareholders to express opinions and request information from BHP. The Board must (and does) in the normal course take into account shareholder views. Shareholders are able to ask questions about or make comments on the management of BHP at any time, including at the AGMs. Further, if shareholders disapprove of actions taken by the Directors, shareholders can refuse to re-elect them or remove them from office by ordinary resolution. In addition, there is regular and extensive engagement between BHP (at Chairman, Non-executive Director and management level) and its institutional and retail shareholders. Over many years, a significant part of this engagement has related to climate change. A change in law relating to shareholder requisitioned resolutions is a matter for the Australian Government, taking into account appropriate limitations and thresholds and with any change applying to all Australian companies. The Board intends to allow a reasonable opportunity at the AGMs for shareholders to ask questions regarding Items 21 and 22, even if Item 21 is not passed. Recommendation For the reasons set out above, the Board does not consider that Item 21 is in the interests of the shareholders against of BHP as a whole. Accordingly, the Board recommends that shareholders vote Item 21. The Chairman of the Meeting intends to vote undirected proxies against Item 21. Annual Meeting General agenda Notice General of Meeting Annual Explanatory Notes Voting participating and General Location Meeting of the Annual on Accessing BHP information BHP Group Plc Notice of Meeting 2019 35

Explanatory Notes continued Item 22 Lobbying inconsistent with the goals of the Paris Agreement Item 22 is an advisory resolution. The validity of Item 22 is conditional on Item 21 being passed by the required majority. The requisitioning shareholders have requested, pursuant to section 249P of the Australian Corporations Act, that the statement in relation to this Item set out in Annexure 3 to this Notice of Meeting be provided to shareholders. Statement by the Board The Board does not consider the resolution to be in the interests of shareholders of BHP as a whole, and recommends that shareholders vote against Item 22. Company support for the Paris Agreement Global warming is a challenge that requires collaboration. Resources companies such as BHP, its customers and governments must play their part to meet this challenge. BHP supports the Paris Agreement as a critical element of the response to global warming. BHP signed the ‘CEO Statement on Business and Climate Change and the Paris Negotiations’, supporting the Australian Government in securing an effective outcome from the Paris negotiations, and became a signatory to the Paris Pledge for Action, pledging the Company’s support to ensuring that the level of ambition set by the agreement is met or exceeded. BHP’s climate change strategy focuses on reducing its operational greenhouse gas (GHG) emissions, investing in low emissions technologies, promoting product stewardship, managing climate-related risk and opportunity, and working with others to enhance the global policy and market response. In July 2019, the CEO of BHP announced additional actions the Company will be taking to aid • the transition to a lower carbon world. These include: a five-year, US$400 million Climate Investment Program to develop opportunities to reduce • emissions from BHP’s own operations, as well as those generated from the use of its products; establishing a new medium-term, science-based target for Scope 1 and 2 emissions in line with the Paris Agreement. This is in addition to BHP’s short-term target to cap 2022 emissions at 2017 levels, and long-term goal of net-zero emissions by mid-century in line with • the Paris Agreement goals; developing a new climate portfolio analysis report in 2020, following on from BHP’s 2015 two degree scenario analysis. This new report will evaluate the potential impacts of a broader range of scenarios and a transition to a ‘well below’ two degree world, again in line with the goals of • the Paris Agreement; strengthening the link between emissions performance and executive remuneration. From 2021, this link will be clarified to further reinforce the strategic importance and responsibility • of reducing emissions as a business; and committing to work with BHP’s customers to reduce scope 3 emissions, and to set public goals to address Scope 3 emissions. 36 BHP Group Plc Notice of Meeting 2019

Value of Industry Membership BHP believes that industry associations have the capacity to play a key role in advancing the development of standards, best practices and constructive policy that are of benefit to members, the economy and society. Membership provides BHP with the ability to lead, influence and strengthen standards in relation to various issues, including workplace health and safety, environmental protection, global warming, community engagement, workforce skills and diversity, and measures that support economic growth, which would not be possible to replicate. Item 22 makes no reference to the broader benefits that industry associations can provide. Industry has an important role to play in working with governments and other stakeholders to inform the development of an effective, long-term policy framework to respond effectively to the climate challenge. Review of advocacy by Industry Associations The Board recognises that there is increasing stakeholder interest in the nature and role of industry associations, and the extent to which the positions of industry associations on key issues are aligned with those of member companies. BHP has robust governance processes in place to monitor and review the climate and energy policy positions of its industry association memberships, and to act when these positions are found to be materially different to BHP’s core climate and energy policy positions. These governance processes include the Board, which has considered and discussed the Company’s industry association memberships in the context of climate and energy policy on a number of occasions in recent years. BHP published its first industry association review report in December 2017. (1) As a result of this review, BHP ceased its membership of the World Coal Association. BHP also worked with the Minerals Council of Australia and the United States Chamber of Commerce to develop new climate and energy policy positions. BHP is currently conducting its 2019 industry association review and will publish the outcome of the review. The review includes comparison of the positions taken by relevant industry associations since January 2018 as against the positions held by BHP in climate and energy policy areas of importance to the Company. The methodology of the review will be consistent with that which underpinned the 2017 industry association review with scope changes including review of Coal21. The Board is being updated in relation to the review and will endorse the outcomes. The substance of Item 22 therefore incorporates what the Company has been doing since 2017 and continues to do, with the outcomes of the latest iteration to be released this year. Responding to global warming remains a priority governance and strategic issue for BHP and the Company will continue to take action. Recommendation For the reasons listed above, the Board has formed the view that Item 22 is not in the interests of shareholders of BHP as a whole and therefore recommends that shareholders vote against Item 22. The Chairman of the Meeting intends to vote undirected proxies against Item 22. By order of the Board Caroline Cox General Counsel & Group Company Secretary (1) https://www.bhp.com/our-approach/operating-with-integrity/industry-associations-bhps-approach. BHP Group Plc Notice of Meeting 2019 37 Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Location of the Annual General Meeting Accessing information on BHP

Explanatory Notes continued Annexure 1 – KPMG’s Statement of Circumstances KPMG LLP Audit 15 Canada Square London E14 5GL United Kingdom Tel +44 (0) 20 7311 1000 Fax +44 (0) 20 7311 3311 Michiel.soeting@kpmg.co.uk Tel +44 (0) 20 7694 3052 Audit registration number: 9188307 Private & confidential The Directors BHP Group plc Nova South 160 Victoria Street London SW1E 5LB United Kingdom Our ref MS/001 Contact Michiel Soeting 020 7694 3052 5 September 2019 Dear Directors Statement to BHP Group plc (no. 03196209) on ceasing to hold office as auditors pursuant to section 519 of the Companies Act 2006 The reason connected with our ceasing to hold office is the holding of a competitive tender for the audit, in which we did not participate. This was due to EU regulation mandating our rotation after the year ending 30 June 2023. Yours faithfully KPMG LLP KPMG LLP, a UK limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. Registered in England No OC301540 Registered office: 15 Canada Square, London, E14 5GL For full details of our professional regulation please refer to ‘Regulatory Information’ under ‘About/About KPMG’ at www.kpmg.com/uk 38 BHP Group Plc Notice of Meeting 2019

Annexure 2 – Nomination of Ernst & Young as auditor of BHP Group Limited 5 September 2019 To: BHP Group Limited 171 Collins Street Melbourne VIC 3000 Nomination of Ernst & Young as auditor of BHP Group Limited In accordance with section 328B of the Australian Corporations Act 2001 (Cth), I, Caroline Cox, nominate Ernst & Young for appointment as BHP Group Limited’s auditor at BHP Group Limited’s next Annual General Meeting or any postponement or adjournment of that Annual General Meeting. Yours Sincerely Caroline Shareholder Cox BHP Group Plc Notice of Meeting 2019 39 Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Location of the Annual General Meeting Accessing information on BHP

Explanatory Notes continued Annexure 3 The notice of requisitioned resolutions included the following supporting statements by the requisitioners. By publishing the statements, BHP does not make any representations as to their truth or accuracy and disclaims any liability for their contents. Statement by the requisitioners in support of Item 21 Shareholder resolutions are a healthy part of corporate democracy in many jurisdictions other than Australia. As a shareholder, the Australasian Centre for Corporate Responsibility (ACCR) favours policies and practices that protect and enhance the value of our investments. The Constitution of our company is not conducive to the right of shareholders to place ordinary resolutions on the agenda of the annual general meeting (AGM). In our view, this is contrary to the long-term interests of our company, our company’s Board, and all shareholders in our company. Permitting the raising of advisory resolutions by an ordinary resolution at a company’s AGM is global best practice, and our fellow shareholders in BHP Group Plc already enjoy this right,1 as do shareholders in any listed company in the UK, US, Canada or New Zealand. Australian legislation and its interpretation in case law means that Australian shareholders are unable to directly propose ordinary resolutions for consideration at Australian companies’ AGMs. In Australia, the Corporations Act 2001 provides that 100 shareholders or those with at least 5% of the votes that may be cast at an AGM with the right to propose a resolution2. However, section 198A specifically provides that management powers in a company reside with the Board3. Case law in Australia has determined that these provisions, together with the common law, mean that shareholders cannot by resolution either direct that the company take a course of action, or express an opinion as to how a power vested by the company’s constitution in the directors should be exercised4. Australian shareholders wishing to have a resolution considered at an AGM have dealt with this limitation by proposing two part resolutions, with the first being a ‘special resolution,’ such as this one, that amends the company’s constitution to allow ordinary resolutions to be placed on the agenda at a company’s AGM. Such a resolution requires 75% support to be effective, and as no resolution of this kind has ever been supported by management or any institutional investors, none have succeeded. It is open to our company’s Board to simply permit the filing of ordinary resolutions, without the need for a special resolution. We would welcome this, in this instance. 1 By virtue of s338 of the UK Companies Act 2006 2 sections 249D and 249N of the Corporations Act 2001 (Cth). 3 S198A of the Corporations Act provides that “[t]he business of a company is to be managed by or under the direction of the directors”, and that “[t]he directors may exercise all the powers of the company except any powers that this Act or the company’s constitution (if any) requires the company to exercise in general meeting.” 4 National Roads & Motorists’ Association v Parker (1986) 6 NSWLR 517; ACCR v CBA [2015] FCA 785). Parker turned on whether the resolution would be legally effective, with ACCR v CBA [2016] FCAFC 80 following this precedent on the basis that expressing an opinion would be legally ineffective, as it would usurp the power vested in the directors to manage the corporation. 40 BHP Group Plc Notice of Meeting 2019

We note that the drafting of this resolution limits the scope of permissible advisory resolutions to those related to “an issue of material relevance to the company or the company’s business as identified by the company,” and that recruiting 100 individual shareholders in a company to support a resolution is by no means an easy or straightforward task. Both of these factors act as powerful barriers to the actualisation of any concern that such a mechanism could ‘open the floodgates’ to a large number of frivolous resolutions. Passage of this resolution would simply extend to us a right already enjoyed by our BHP Group Plc counterparts. ACCR urges shareholders to vote for this proposal. Statement by the requisitioners in support of Item 22 The Australasian Centre for Corporate Responsibility (ACCR) and co-filing shareholders support our company’s commitment to the goals of the Paris Agreement (Paris Goals). However, meeting the Paris Goals requires public policy support. Lobbying by industry associations against public policy designed to meet the Paris Goals is therefore of increasing concern to investors worldwide.5 The activities of our company’s industry associations in Australia, a key jurisdiction for our company, conflict with the prospect of policy supportive the Paris Goals being implemented, counter to our company’s stated policies and long-term financial and strategic interests.6 Our company’s lobbying profile in Australia Our company remains a member of some of the most influential industry associations opposing effective climate policy in Australia. Our company published a review of its industry associations in December 20177 (Review), and set criteria for acceptable advocacy on climate and energy issues. 5 IIGCC, European Investor Expectations on Corporate Lobbying on Climate Change, October 2018. https://www.iigcc.org/download/investor-expectations-on-corporate-lobbying/?wpdmdl=1830&refresh=5d52233df01791565664061 6 BHP Climate Change Position Statement 2018: https://www.bhp.com/-/media/documents/investors/annual-reports/2018/bhpclimatechangepositionstatement.pdf?la=en 7 BHP: Industry Association Review, 19 December 2017 https://www.bhp.com/ /media/documents/ourapproach/operatingwithinteg- rity/industryassociations/171219_bhpindustryassociationreview.pdf?la=en BHP Group Plc Notice of Meeting 2019 41 Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Location of the Annual General Meeting Accessing information on BHP

Explanatory Notes continued Almost two years since the Review, material differences between our company’s stated policies and advocacy by our company’s industry associations remain apparent and unresolved. Below is a non-exhaustive list illustrating some of this advocacy. • The Minerals Council of Australia (MCA) has advocated for: new HELE coal-fired power stations to be built in Australia8; government subsidies for new coal-fired power generation9; the development of a new thermal coal basin in Queensland10; and the use of Kyoto carryover credits11. The MCA has also funded pro-coal advertising on Facebook12 and in The Australian newspaper13. The MCA shares key staff with Coal21, and was implicated in Coal21’s pro-coal advertising plans, below14. • Coal21 spent $3.9 million on political expenditure (including, substantially, on pro-coal advertising) in FY2018. In October 2018, Coal21 funded a promotional tour for six Australian Members of Parliament to visit coal-fired power stations in Japan15. Leaked documents revealed in August 2019 that Coal21 is planning to spend $4-5million on pro-coal advertising intended to “invoke national pride” in coal16 in the second half of 2019. • The NSW Minerals Council (NSWMC) has: argued for government support for HELE coal-fired power stations17 18; criticised the NSW state government’s target of net zero emissions by 205019; and opposed the closure of coal-fired power stations in NSW20. • The Queensland Resources Council (QRC) has advocated: for the Queensland government to underwrite development of a new coal-fired power station21; new thermal coal mines in the Galilee Basin22; and promoted the export of thermal coal for combustion in Asia23. • The Australian Petroleum Production and Exploration Association (APPEA) has advocated: for LNG plants to be exempt from publicly disclosing their emissions24; for opening new areas on the East Coast for petroleum exploration25; against state-based renewable energy targets26; against a WA EPA recommendation to require new emissions intensive projects to offset carbon emissions27; and for the use of Kyoto carryover credits28. 8 https://www.abc.net.au/news/2018-10-13/coal-power-stations-needed-to-close-to-meet-ipcc-target report/10368194 9 http://www.minerals.org.au/news/submission-department-environment-and-energy-underwriting-new-generation-investment 10 http://www.minerals.org.au/news/adani-carmichael-mine-will-boost-regional-jobs-fund-services-and-open-new-mining-region 11 https://minerals.org.au/news/labor%E2%80%99s-policy-falls-short-reducing-emissions-least-cost 12 https://www.facebook.com/ads/library/?active_status=all&ad_type=political_and_issue_ads&country=AU 13 https://specialreports.theaustralian.com.au/1352317/ 14 Briefing note to advertising agencies was created by an executive assistant to the MCA’s CEO, Tania Constable. The briefing of advertising agencies was undertaken by MCA staff. 15 https://www.theaustralian.com.au/nation/politics/george-christensen-asks-japan-for-coalfired-power-plant-in-australia/news- story/aaa94b504bcc27cc64d9479d26ce17f3 16 https://www.abc.net.au/news/2019-08-07/coal-lobby-hopes-to-make-australians-proud-about-coal/11388830 17 https://www.theherald.com.au/story/5451487/global-coal-demand-will-secure-our-mining-future/ 18 http://www.nswmining.com.au/menu/media/news/2018/june/nsw-is-missing-out-we-need-a-strategy-on-coal 19 http://www.nswmining.com.au/menu/media/news/2018/december/net-zero-emissions-target-puts-nsw-economy-and-job 20 https://www.dailytelegraph.com.au/rendezview/dicey-power-game-could-leave-us-in-the-dark/news-story/19e5a452303c- c0a52c5594b245affe5c 21 https://www.qrc.org.au/media-releases/hele-power-plant-strengthen-queenslands-trade-energy-leadership/ 22 https://www.qrc.org.au/media-releases/all-mps-must-heed-bipartisan-committee-call-to-bin-galilee-ban-qrc/ 23 https://www.australianmining.com.au/news/record-coal-exports-continues-to-drive-queensland-economy/ 24 https://www.theguardian.com/environment/2018/nov/16/nothing-to-hide-oil-and-gas-lobby-pushes-to-limit-data-on-its-emissions 25 https://www.theaustralian.com.au/nation/politics/ease-drilling-ban-to-increase-gas-oil-supply-says-peak-body/news-story/16b- 5b3e1a28b86de821e6477bd6b239f 26 APPEA, Submission to ESB, 15 June 2018. http://www.coagenergycouncil.gov.au/sites/prod.energycouncil/files/publications/documents/APPEA%20Consultation%20Paper.pdf 27 https://www.appea.com.au/media_release/wa-epa-guidelines-put-investment-at-risk 28 https://www.appea.com.au/media_release/appea-welcomes-commitment-to-further-consultation-on-labors-climate-change-action-plan/ 42 BHP Group Plc Notice of Meeting 2019

• The Business Council of Australia (BCA) has advocated: for the scrapping of “green schemes” and the removal of moratoria on onshore gas development29; for new investment in existing coal-fired power stations30; against a 45% 2030 emissions reduction target, which it said would be “economy wrecking”31 and lead to “deindustrialisation”32; and for the use of Kyoto carryover credits33. We are also concerned about the advocacy of the Australian Industry Greenhouse Network, the Australian Institute of Petroleum, the Chamber of Minerals and Energy of Western Australia and the South Australian Chamber of Mines & Energy. This advocacy directly obstructs the implementation of Paris-aligned climate policy in Australia; worse, the cumulative effect is a political environment in which Paris-aligned policy is unachievable. The negative impact dwarfs any direct positive advocacy by our company and its CEO. Australia has no policies to adequately reduce emissions34 resulting in rising greenhouse gas emissions year-on-year for the last five years35, policy uncertainty in the electricity sector36, the mooted prolonging of the operation of coal-fired power stations,37 and government policy to use Kyoto carryover credits to reduce Australia’s already weak nationally determined commitment from 26-28% to roughly 15%. Many of our company’s associations are dominated by companies whose business models depend on the extraction or combustion of fossil fuels, whose prospects for growth would be severely, necessarily constrained if policy to meet the Paris Goals is implemented. Other associations have a specific agenda to advocate for Australia’s continued reliance on fossil fuels for power generation and export. Our company should chart a new course for policy advocacy, free from the interference of industry associations whose interests are irreconcilable with ours. Recommended approach While commendable, our company’s attempts over the last two years to constrain the activities of associations that undermine our interests, through its Review and ‘inside the tent engagement’ or ‘dialogue’ strategies, have proven ineffective. Suspension of memberships is now the preferable course of action, to ensure that shareholder funds are not spent on activities counter to our interests, as well as leaving room for re-entry once material differences have been resolved. Echoing our CEO’s own words38, human-induced climate change poses “existential” risks not only to our company but to humanity, and a “coordinated global response” is urgently needed. It is no longer tolerable for our company to spend shareholder funds supporting lobby groups that delay the implementation of that response, the bedrock of which is the Paris Goals. ACCR and co-filing shareholders urge shareholders to vote for this proposal. 29 BCA Plan for a Stronger Australia, 10 April 2019 https://www.bca.com.au/business_council_releases_a_plan_for_a_stronger_australia 30 https://www.youtube.com/watch?v=hIij_Ky_mlA at 9min 31 https://twitter.com/BCAcomau/status/1011414577702031361 32 https://twitter.com/SkyNewsAust/status/1025867269719519232 33 https://www.smh.com.au/business/the-economy/let-s-be-sensible-minerals-council-warns-against-labor-s-12-8b-kyoto-ban- 20190409-p51ci9.html 34 https://www.climatecouncil.org.au/resources/f-for-fail-australias-climate-report-card/ 35 https://www.theguardian.com/environment/2019/feb/28/australias-annual-emissions-continue-to-rise-driven-by-lng-production 36 https://www.abc.net.au/radionational/programs/backgroundbriefing/energy-policy-inaction-sparks-business-uncer- tainty/10766582. 37 https://www.afr.com/politics/the-morrison-governments-big-stick-energy-bill-explained-20181206-h18sz1. 38 https://www.bhp.com/media-and-insights/reports-and-presentations/2019/07/evolving-our-approach-to-climate-change BHP Group Plc Notice of Meeting 2019 43 Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Location of the Annual General Meeting Accessing information on BHP

Voting and participating Your vote is important. By voting, you are involved in the future of BHP. Shareholders can vote by: > attending the meeting and voting in person; or > appointing an attorney or, in the case of corporate shareholders, a corporate representative to attend and vote; or > appointing a proxy to attend and vote on their behalf. There are also a number of ways you can participate in the AGM. How are votes calculated under the Dual Listed Company structure? In accordance with our Dual Listed Company structure, all items of business at the 2019 AGMs are considered significant matters and are therefore joint electorate actions. Voting on joint • electorate actions works as follows: if a BHP Group Plc shareholder votes at the BHP Group Plc AGM (to be held in London on 17 October 2019), an equivalent vote will be cast on the corresponding resolution • at the meeting of BHP Group Limited; if a BHP Group Limited shareholder votes at the BHP Group Limited AGM (to be held in Sydney on 7 November 2019), that vote will be treated as though it was also cast • on the corresponding resolution at the meeting of BHP Group Plc; a resolution will be passed only if the votes cast in favour (after the votes of shareholders of both companies are added together) represent a majority of the votes cast (in the case of an ordinary resolution), or represent at least 75 per cent of the votes cast (in the case of a special resolution). All items of business will be decided by way of a poll. Am I entitled to vote at the meeting? In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001 and for the purposes of section 360B of the UK Companies Act 2006, only those shareholders entered on the register of shareholders of BHP Group Plc at 6.00pm (London time) on Tuesday 15 October 2019, or in the event that the meeting is adjourned, on the register of shareholders of BHP Group Plc at 6.00pm (London time) on the day two days before the date of any adjourned meeting, shall be entitled to vote at the meeting, in respect of the number of shares registered in their name at that time. Changes after that time, or in the event that the meeting is adjourned, after 6.00pm (London time) on the day two days before the date of the adjourned meeting, shall be disregarded in determining the rights of any person to attend and vote at the meeting or any adjourned meeting. In addition, Australian legal requirements limit the eligibility of certain people to vote on some of the items of business to be considered at the AGMs. The applicable voting exclusion (if any) for each item of business is set out immediately after the proposed resolution in this Notice of Meeting. 44 BHP Group Plc Notice of Meeting 2019

When should I arrive at the meeting venue? You must register to vote at the AGM. The registration desks will be open from 9.30am (London time) and we ask that you arrive at least 30 minutes before proceedings commence to allow sufficient time to complete registration. I have a power of attorney from a shareholder – how can I attend and vote? Attorneys should bring with them an original or certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting, unless previously given to the Share Registrar. I am a representative of a corporate shareholder – how can I attend and vote? A shareholder that is a corporation may appoint one or more individuals to act as its representative(s) and to vote in person at the meeting (provided that if two or more representatives are appointed they do not do so in relation to the same shares). The representative should bring to the meeting evidence of his or her appointment, including any authority under which it is signed, even if previously given to the Share Registrar. I hold American Depositary Shares – can I attend and vote? The main contact for holders of American Depositary Shares (ADS) who do not hold their investment directly is the registered shareholder, custodian or broker, or whoever administers the investment on their behalf. ADS holders should deal with them in relation to any rights under the agreement with them to be appointed as proxy and to attend, participate in and vote at the meeting. I want to vote but I can’t attend the meeting – what should I do? If you cannot attend, you can appoint the Chairman of the meeting or any other person as your proxy, to attend and vote on your behalf. A proxy form accompanies this Notice of Meeting. A shareholder entitled to attend and vote is entitled to appoint one or more proxies. A proxy need not be a shareholder and can be an individual or a body corporate. Each proxy will have the right to vote on a poll and to speak at the meeting. If a shareholder appoints more than one proxy to attend the meeting, each proxy must be appointed to exercise the rights attached to a different share or shares held by a shareholder. Further proxy forms are available by contacting the Share Registrar. The appointment of a proxy may specify the proportion or number of votes that the proxy may exercise. If a proxy is not directed how to vote on an item of business, the proxy may vote or withhold their vote on that resolution as they think fit. Should any resolution other than those specified in this Notice of Meeting be proposed at the meeting, a proxy may vote on that resolution as they think fit (unless otherwise directed by the shareholder). If a proxy is instructed to withhold their vote on an item of business, they are directed not to vote on the shareholder’s behalf on the poll and the shares that are the subject of the proxy appointment will not be counted in calculating the required majority. BHP Group Plc Notice of Meeting 2019 45 Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Location of the Annual General Meeting Accessing information on BHP

Voting and participating continued Shareholders who return their proxy forms with a direction on how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned with a direction on how to vote but the nominated proxy does not attend the meeting, or does not vote on the resolution, the Chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. It is intended that proxy appointments in favour of the Chairman of the meeting, the Secretary or any Director that do not contain a direction on how to vote will be used where possible to support each of the resolutions proposed at Items 1 to 20, and against the resolutions proposed at Items 21 and 22, in this Notice of Meeting. The KMP of BHP (which includes each of the Directors, the CFO and the President Operations of each of Minerals Australia, Minerals America and Petroleum) and their closely related parties (such as close family members and any controlled companies) will not be able to vote as your proxy on any of Items 7, 8, 9 and 10, unless you direct them how to vote. If you intend to appoint a member of the KMP as your proxy, please ensure that you direct them on how to vote on Items 7, 8, 9 and 10, by marking the voting boxes on the proxy form for those items. If you appoint the Chairman of the meeting as your proxy, or the Chairman of the meeting is appointed as your proxy by default, but you do not mark the voting boxes on the proxy form for any of Items 7, 8, 9 and 10, by completing and returning the proxy form you will be expressly authorising the Chairman of the meeting to exercise your proxy on the resolutions for which voting boxes have not been marked even though they are connected with remuneration of the KMP. The proxy form must be signed by the shareholder or the shareholder’s attorney. Proxies appointed by corporations must be executed in accordance with BHP Group Plc’s Articles of Association. I am a ‘nominated person’ – what can I do? The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from BHP Group Plc in accordance with section 146 of the UK Companies Act 2006 (nominated persons). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of the voting rights. Nominated persons’ main point of contact in terms of their investment in BHP Group Plc remains the shareholder who nominated them to enjoy the information rights (or perhaps the custodian or broker who administers the investment on their behalf). Nominated persons should continue to contact that shareholder, custodian or broker (and not BHP Group Plc) regarding any changes or queries relating to their personal details and interest in BHP Group Plc (including any administrative matter). The only exception to this is where BHP Group Plc expressly requests a response from the nominated person. By when do I have to submit my proxy appointment? If you are a shareholder registered on the principal register in the United Kingdom, you must lodge your proxy by 11.00 am London time on Tuesday 15 October 2019, or 12 noon South Africa time on Tuesday 15 October 2019 for shareholders registered on the South African branch register. Proxies lodged after this time will be invalid.

Where the appointment of a proxy is signed by the appointor’s attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP Group Plc or its Share Registrar at either of the addresses specified below by 11.00 am London time/12 noon South Africa time on Tuesday 15 October 2019. Amended instructions must also be received by BHP Group Plc or its Share Registrar by the deadline for receipt of proxies. How do I submit my proxy appointment? • You can lodge your proxy using any of the following methods: Electronically by recording the proxy appointment and voting instructions via bhp.com or at eproxyappointment.com. You can log in on a computer or by using the BHP Group Plc mobile voting service for smartphones. Only registered BHP shareholders may access this facility and will need the Control Number, their Shareholder Reference Number (SRN) and Personal Identification Number (PIN) (each as shown on the proxy form). Once you have entered your voting instructions electronically, you will be asked to confirm your voting selections. At this point, you can request an email confirmation of your vote. Once you press ‘submit’, you will be taken to a screen that confirms your details have been received and processed. If you do not see this confirmation screen, you should contact the Share Registrar. By hand delivery or post using one of the following addresses: BHP Group Plc Registrar Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS13 8AE Postal address (for proxy forms) – The Pavilions Bridgwater Road Bristol BS99 6ZY United Kingdom or BHP Group Plc Register and Transfer Secretary Computershare Investor Services (Pty) Limited Rosebank Towers 15 Biermann Avenue Rosebank, 2196 South Africa Postal address – PO Box 61051 Marshalltown 2107 South Africa. Holders of shares dematerialised into Strate should return their proxy forms directly to their Central Securities Depository Participant or stockbroker. I have already submitted my proxy appointment – can I still attend the meeting? Yes, completion and return of a proxy form will not prevent you from attending the meeting and voting in person should you wish to do so. BHP Group Plc Notice of Meeting 2019 47 Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Location of the Annual General Meeting Accessing information on BHP

Voting and participating continued I am a CREST member – can I use the CREST electronic proxy appointment service to vote? Yes, CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instruction as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (CREST participant 3RA50) by 11.00 am (London time) on Tuesday 15 October 2019. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instruction to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings. BHP Group Plc may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. Can I ask questions at the meeting? Discussion at the meeting will take place on all the items of business set out in this Notice of Meeting. Shareholders will have the opportunity to ask questions at the meeting (including an opportunity to ask questions of the auditor) in accordance with section 319A of the UK Companies Act 2006. To ensure that as many shareholders as possible have the opportunity to speak, we ask you • to observe the following courtesies: • It would be appreciated if questions could be kept as short as possible. Speakers are requested to restrict themselves to two questions or comments initially. Others may have waited some time to speak. If time permits, anyone wishing to speak more than once will be given a subsequent opportunity. Shareholders who are unable to attend the meeting or who prefer to register questions in advance are invited to use the question form included with their proxy form (which is also available online at bhp.com). During the course of the meeting, the Chairman will endeavour to address the themes most frequently raised in the submitted question forms. Please note that individual responses will not be sent to shareholders. 48 BHP Group Plc Notice of Meeting 2019

Will the meeting be webcast? A live webcast of the AGM will be able to be viewed online at bhp.com. When can I find out the results of the meeting? Due to our Dual Listed Company structure, the results of each resolution cannot be finalised until after both the AGM of BHP Group Plc and the AGM of BHP Group Limited have been held. Voting results will be announced to the stock exchanges and made available online at bhp.com as soon as the poll is finalised after the BHP Group Limited meeting. Additional information It is possible that, pursuant to requests made by shareholders of BHP Group Plc under section 527 of the UK Companies Act 2006, BHP may be required to publish on a website a statement setting out any matter relating to: (i) the audit of BHP Group Plc’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the meeting; or (ii) any circumstance connected with an auditor of BHP Group Plc ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the UK Companies Act 2006. BHP Group Plc may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the UK Companies Act 2006. Where BHP Group Plc is required to place a statement on a website under section 527 of the UK Companies Act 2006, it must forward the statement to its auditor not later than the time when it makes the statement available on the website. The business that may be dealt with at the meeting includes any statement that BHP Group Plc has been required under section 527 of the UK Companies Act 2006 to publish on a website. This Notice of Meeting, together with information about the total number of shares in BHP Group Plc in respect of which shareholders are entitled to exercise voting rights at the meeting as at the date of this Notice of Meeting, can be found on our website at bhp.com. As at the date of this Notice of Meeting, BHP Group Plc’s issued capital with voting rights consists of 2,112,071,796 ordinary shares of US$0.50 each. Therefore, the total number of voting rights in BHP Group Plc is 2,112,071,796. BHP Group Plc also has one Special Voting Share on issue to facilitate joint voting by shareholders of BHP Group Plc and BHP Group Limited on joint electorate actions. Documents available for inspection Copies of the terms and conditions of appointment of BHP Group Plc’s Non-executive Directors may be inspected at the registered office of BHP Group Plc during normal business hours on any weekday (public holidays excepted) from the date of this Notice of Meeting until the date of the AGM, and at the QEII Centre for at least 15 minutes prior to and during the meeting. BHP Group Plc Notice of Meeting 2019 49 Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Location of the Annual General Meeting Accessing information on BHP

Location of the Annual General Meeting Thursday, 17 October 2019 – 11.00am (London time) The QEII Centre Broad Sanctuary Westminster London SW1P 3EE 50 BHP Group Plc Notice of Meeting 2019

Transport options Trains Charing Cross (0.7 mile) – Turn left towards Trafalgar Square; left down Whitehall then into Parliament Square, turn right onto Broad Sanctuary. The Centre is on your right. Victoria (0.7 mile) – Walk to bus stand, turn right onto Victoria Street. Continue until you reach Westminster Abbey. The Centre is on your left. Waterloo (1 mile) – Turn left, walk to roundabout. Cross York Road and take Westminster Bridge Road. Cross to Parliament Square right onto Broad Sanctuary. The Centre is on your right. Bus services Several bus routes serve Westminster Station, Parliament Square and Victoria Street. To plan your route, please visit the Transport for London website tfl.gov.uk. Tube Westminster Station (0.1 mile) – Jubilee, Circle and District Lines. Via exit 6 to Whitehall, left into Parliament Square, cross road, turn right onto Broad Sanctuary. The Centre is on your right. St James’s Park Station (0.1 mile) – Circle and District Lines. Broadway exit, walk down Tothill Street. At end of street, turn left and you will see the Centre directly in front of you. Victoria Tube Station (0.7 mile) – Victoria, Circle and District Lines. Turn right and walk down Victoria Street. At the end is Broad Sanctuary. The Centre is on the left-hand side. Car There are several car parks close to the Centre, but space is limited. Q-Park Westminster is a seven minute walk from the Centre: q-park.co.uk. Other available parking can be found by visiting Park Jockey parkjockey.com and entering QEII into the search field. Disabled participants arriving at the Centre in a vehicle with a disabled badge displayed may be permitted to park on the forecourt of the building, subject to availability. Calling ahead on 020 7798 4000 is recommended. Bicycle Cycle parking can be located via City of Westminster’s site – westminster.gov.uk/ find-cycle-parking. For more information, please visit the Centre’s website qeiicentre.london/getting-here. BHP Group Plc Notice of Meeting 2019 51 Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Location of the Annual General Meeting Accessing information on BHP

How to access information on BHP All up-to-date shareholder information is available online at bhp.com Online shareholder services check your holding register to receive electronic shareholder communications update your records (including address and direct credit details) access all your securities in one portfolio by setting up a personal account vote online Latest news Reports and presentations Company overview (including Our Charter, structure and governance) Subscribe to receive news alerts sent directly to your email address youtube linkedin..com/company/bhp com/bhp twitter.com/bhp BHP produces a range of publications, which are available online at bhp.com. You can also elect to receive a paper copy of the Annual Report through the Share Registrar. Read our reports at bhp.com Annual Report 2019 Sustainability Report 2019 Economic Contribution Report 2019 If you would like further information or would like to change your previous election in relation to electronic or hard copy communications, please contact: Share Registrar +44 (0) 344 472 7001 (United Kingdom) +27 11 373 0033 (South Africa) 52 BHP Group Plc Notice of Meeting 2019

Shareholder information Share Registrars and Transfer Offices Australia BHP Group Limited Registrar Computershare Investor Services Pty Limited Yarra Falls, 452 Johnston Street Abbotsford VIC 3067 Postal address – GPO Box 2975 Melbourne VIC 3001 Telephone 1300 656 780 (within Australia) +61 3 9415 4020 (outside Australia) Facsimile +61 3 9473 2460 Email enquiries: investorcentre.com/bhp United Kingdom BHP Group Plc Registrar Computershare Investor Services PLC The Pavilions, Bridgwater Road Bristol BS13 8AE Postal address (for general enquiries) – The Pavilions, Bridgwater Road Bristol BS99 6ZZ Telephone +44 (0) 344 472 7001 Facsimile +44 (0) 370 703 6101 Email enquiries: investorcentre.co.uk/contactus South Africa BHP Group Plc Branch Register and Transfer Secretary Computershare Investor Services (Pty) Limited Rosebank Towers 15 Biermann Avenue Rosebank, 2196 South Africa Postal address – PO Box 61051 Marshalltown 2107 Telephone +27 11 373 0033 Facsimile +27 11 688 5217 Email enquiries: web.queries@computershare.co.za Holders of shares dematerialised into Strate should contact their CSDP or stockbroker. New Zealand Computershare Investor Services Limited Level 2/159 Hurstmere Road Takapuna Auckland 0622 Postal address – Private Bag 92119 Auckland 1142 Telephone +64 9 488 8777 Facsimile +64 9 488 8787 United States Computershare Trust Company N.A. 150 Royall Street Canton, MA 02021 Postal address – PO Box 43078 Providence, RI 02940-3078 Telephone +1 888 404 6340 (toll-free within US) Facsimile +1 312 601 4331 ADR Depositary, Transfer Agent and Registrar Citibank Shareholder Services PO Box 43077 Providence, RI 02940-3077 Telephone +1 781 575 4555 (outside of US) +1 877 248 4237 (+1-877-CITIADR) (toll-free within US) Facsimile +1 201 324 3284 Email enquiries: citibank@shareholders online.com Website: citi.com/dr BHP Group Plc Notice of Meeting 2019 53 Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Location of the Annual General Meeting Accessing information on BHP

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